DUNDEE CORPORATION

Management’s Discussion and Analysis

Dundee Corporation (the “Company” or “Dundee Corporation” or “we”) is an asset management company dedicated to private wealth management, real estate and resources.  Certain of these activities are carried out directly, through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings.  Dundee Corporation’s investment holdings include publicly listed and private companies in a variety of sectors, as well as investments in highly liquid securities such as mutual funds.  The Company is listed on the Toronto Stock Exchange under the symbol DC.A.

This interim Management’s Discussion and Analysis has been prepared with an effective date of August 13, 2008 and provides an update on matters discussed in, and should be read in conjunction with, the audited consolidated financial statements of the Company, including the notes thereto, as at and for the year ended December 31, 2007 (“2007 Audited Consolidated Financial Statements”).  Financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) unless otherwise specified. All amounts are in Canadian dollars, unless otherwise specified.

OPERATING SEGMENTS AND SIGNIFICANT INVESTMENTS

Wealth Management

The wealth management segment consists of the operations of our subsidiary, DundeeWealth Inc. (“DundeeWealth”) (www.dundeewealth.com).  DundeeWealth is a Canadian owned wealth management company that provides diversified wealth management and investment solutions including alternative and tax-advantaged products, capital markets and advisory services to financial advisors, institutions, corporations and foundations, and innovative wealth management through independent financial advisors across Canada.  Our wealth management segment also includes our international banking activities which are carried out through offices in Bermuda and the Cayman Islands.

Real Estate

The real estate segment includes the operations of our 75% interest in Dundee Realty Corporation (“Dundee Realty”), a company operating primarily in the land and housing business.  Land and housing activities are supplemented by a portfolio of select income generating properties and by our 18% interest in Dundee Real Estate Investment Trust (“Dundee REIT”)  (www.dundeereit.com), as well as a real estate asset management operation.

Resources

Activities in our resources segment have been carried out through Dundee Resources Limited (“Dundee Resources”), a wholly owned subsidiary, and our 53% interest in Eurogas Corporation (“Eurogas”) (www.eurogascorp.com), an oil and gas company that plans to carry out exploration, development, and natural gas storage activities and has interests in Spain and Tunisia.

Dundee Resources and The Dundee Bank, our international wealth management subsidiary, have launched a resource merchant banking limited partnership, Dundee Global Resource Limited Partnership  (the “Global Resource Partnership”).  The partnership will be sub-advised by our newly created asset management registrant, Ravensden Asset Management.  The Global Resource Partnership is initially being funded by Dundee Corporation through a combination of cash and the transfer of the majority of our existing resource portfolio, with the exception of Eurogas which is a gas storage infrastructure company.  The Global Resource Partnership, which will carry out all of Dundee Corporation’s future resource merchant banking activities, is seeking to attract funding from strategic third party partners.

The objective for Dundee Corporation is to earn a continuing source of asset management fees, fees emanating from portfolio performance of The Global Resource Partnership and gains in our direct ownership of the Partnership.  Partnerships have been set up in Canada and the Cayman Islands to accommodate Canadian, foreign and tax exempt partners.

Other Investments and Corporate Costs

Our remaining investments and the operating results from these investments have been included in the other investments and corporate costs segment.  These investments include both publicly traded and private companies in a variety of sectors as well as highly liquid securities such as mutual funds.  This segment also includes general corporate overhead costs, interest and stock based compensation costs of the Company, which are not specifically allocated to any operating division.

Significant Investments

The following table lists the more significant investments in our portfolio as at June 30, 2008, including our percentage ownership interest, the accounting treatment used to account for our investment, the book value of the investment at June 30, 2008 (other than for consolidated subsidiaries), and the market values for investments that are publicly listed securities, determined using quoted trading prices.

(in thousands of dollars except percentage amounts)
				30-Jun-08	31-Dec-07
	Accounting	Book	Market	Percentage	Percentage
Investment Holding	Treatment	Value	Value	Owned	Owned
Wealth Management Segment
DundeeWealth Inc. (a)	Consolidation	$ N/A	$ 959,201	49%	45%
Real Estate Segment
Dundee Realty Corporation	Consolidation	N/A	N/A	75%	77%
Dundee Real Estate Investment Trust (b)	Equity	94,607	116,532	18%	17%
Resources Segment
Eurogas Corporation	Consolidation	N/A	108,073	53%	51%
Dundee Precious Metals Inc.	Equity	92,861	82,809	20%	20%
Breakwater Resources Ltd.	Equity	89,668	43,681	25%	25%

(a)

The Company maintains an approximate 63% voting interest in DundeeWealth

(b)

Approximately  91%  of our interest in Dundee REIT  is held through units of Dundee Properties Limited Partnership (“DPLP”), with the remainder in publicly traded Dundee REIT units. The DPLP units are convertible, at the Company’s option into units of Dundee REIT on a one-for-one basis

PERFORMANCE MEASURES AND BASIS OF PRESENTATION

Our interim consolidated financial statements are prepared in accordance with Canadian GAAP and are reported in Canadian dollars.  We believe that important measures of our operating performance and the operating performance of our subsidiaries, include certain measures that are not defined under Canadian GAAP and, as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business:

➢

“AUM” or “Assets under Management” represent the period-end market value of client assets managed by DundeeWealth on a discretionary basis and in respect of which DundeeWealth earns investment management fees and, in certain cases, performance fees.  AUM are not reflected on our consolidated balance sheets.

➢

“AUA” or “Assets under Administration” represent the approximate period-end market value of client assets administered by DundeeWealth and in respect of which DundeeWealth earns commissions, trailer service fees and administrative or other similar fees.  AUA are not reflected on our consolidated balance sheets.

➢

“EBITDA” represents earnings before interest, taxes, depreciation and amortization.  We use this measure as a supplement to net earnings and cash flows.

➢

“Operating Earnings Before Interest, Taxes and Other Non-Cash Items” or “Operating EBITDA” and “Operating Earnings” are set out in the consolidated statements of operations of the Company.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings.

DUNDEE CORPORATION

CONSOLIDATED RESULTS OF OPERATIONS

Six months ended June 30, 2008 compared with the six months ended June 30, 2007

Consolidated Net (Loss) Earnings

Net losses for the period ended June 30, 2008 were $9.7 million or diluted losses per share of $0.13 compared with net earnings of $113.8 million or diluted earnings per share of $1.33 in the same period of 2007.  Included in net losses during the first six months of 2008 is an after-tax fair value adjustment of approximately $53.9 million which was recorded in the first quarter of this year and is related to non-bank sponsored asset-backed commercial paper (“ABCP”) held by DundeeWealth.  Earnings in the comparative first six months of 2007 included dilution gains of $60.3 million, primarily relating to DundeeWealth’s purchase of the non-controlling interest in its subsidiary, which was completed in the first quarter of last year.

In the second quarter of 2008, net earnings were $6.6 million or diluted earnings per share of $0.08.  This compares with net earnings of $19.5 million or diluted earnings per share of $0.23 in the second quarter of the prior year.  While we continue to generate strong earnings from normal operating activities in our wealth management segment, net earnings in the second quarter were adversely affected by a dilution loss of $4.8 million relating to certain oil and gas properties and decreases in our share of earnings of equity accounted investees in our resources segment.  Also adversely affecting second quarter results are lower activity levels in our real estate segment.

Selected Consolidated Segmented Earnings Information

(in thousands of dollars)
		Three months		Six months
For the period ended June 30,	2008	2007	2008	2007
Wealth management	$ 19,079	$ 17,480	$ 52,320	$ 35,323
Real estate	9,142	14,835	18,816	48,514
Resources	3,463	11,862	1,507	15,476
Other investments and corporate costs	(1,881)	(9,851)	(967)	(6,913)
Intersegment	818	818	1,636	1,636
	30,621	35,144	73,312	94,036
Dilution (loss) gains from consolidated subsidiaries	(4,798)	3,263	(4,375)	60,339
Fair value adjustment of available-for-sale securities	-	-	(75,885)	-
Income taxes	(19,238)	(21,373)	(2,800)	(41,871)
Net (loss) earnings from continuing operations	6,585	17,034	(9,748)	112,504
Gain (loss) from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	1,422	69	(848)
Share of earnings of discontinued operations of
Dundee REIT, net of tax	-	1,074	-	2,157
	$ 6,585	$ 19,530	$ (9,679)	$ 113,813

DUNDEE CORPORATION

Available-for-Sale Securities

(in thousands of dollars)
	Three Months	Six Months
	ended	ended
	30-Jun-08	30-Jun-08
Fair value of available-for-sale securities, beginning of period	$ 470,778	$ 645,181
Transactions in the period ended June 30, 2008
New investments	23,982	46,744
Proceeds from sales of investments	(221)	(101,978)
Changes in unrealized gains in available-for-sale securities	(7,854)	(108,205)
Other transactions	-	4,943
Fair value of available-for-sale securities as at June 30, 2008	$ 486,685	$ 486,685

Represented by:
Asset-backed commercial paper		$ 207,420
Collateralized loan obligations		64,710
Mutual funds managed by a subsidiary		89,887
Other		124,668
		$ 486,685

In the first six months of 2008, we invested cash of $46.7 million in our available-for-sale (“AFS”) investment portfolio.  Included in these investments is a $21.3 million investment in April 2008 to Dynamic Investment Fund, a fund that invests in underlying Dynamic mutual funds, that was launched in April 2008 through DundeeWealth’s European subsidiary, DF Investments S.A.

Proceeds from the sale of AFS securities were $102.0 million during the first six months of 2008 and consist primarily of the sale of mutual fund investments.

Included in our portfolio of AFS securities is DundeeWealth’s investments in ABCP and collateralized loan obligations (“CLOs”) (see “Exposure to Asset-Backed Commercial Paper” and “Exposure to Investment in CLOs”).  In the first quarter of 2008, DundeeWealth recognized a pre-tax fair value adjustment relating to depreciation in the fair value of ABCP of $75.9 million which was considered an other-than-temporary impairment in these assets and, as such, was charged to net earnings.  Market depreciation in DundeeWealth’s portfolio of CLO investments was $21.9 million, including $6.5 million incurred in the second quarter of this year,  and has been reflected in other comprehensive income (“OCI”).

DUNDEE CORPORATION

Equity Accounted Investments

(in thousands of dollars)
	Three Months	Six Months
	ended	ended
	30-Jun-08	30-Jun-08
Carrying value of equity accounted investments, beginning of period	$ 283,063	$ 289,041
Transactions in the period ended June 30, 2008
Cash invested in equity accounted investees	2,566	2,566
Distributions received, net of reinvestments	(188)	(1,008)
Share of earnings of equity accounted investees	4,036	3,696
Share of other comprehensive loss of equity accounted investees	(2,825)	(3,375)
Cost of investments sold	(221)	(327)
Transfer to available-for-sale securities	-	(4,187)
Transfer from other assets	4,932	4,932
Other transactions	7	32
Carrying value of equity accounted investments, June 30, 2008	$ 291,370	$ 291,370

During 2008, Eurogas completed a transaction in respect of its underground natural gas storage facility project, which diluted its interest in Escal UGS S.L. (“Escal”), through which Eurogas carries on these activities, to approximately 25%.  Effective May 18, 2008, Escal is being carried in our consolidated financial statements as an equity accounted investee.

The market value of our equity accounted investments as at June 30, 2008, is $247.7 million.  Fair value is determined using quoted market prices where available, and carrying values for non-quoted securities which includes our investment in Escal.

(in thousands of dollars except percentages)
		June 30, 2008			December 31, 2007
		Carrying	Market		Carrying	Market
	Ownership	Value	Value	Ownership	Value	Value

Breakwater Resources Ltd.	25%	$ 89,668	$ 43,681	25%	$ 83,523	$ 184,684
Dundee Precious Metals Inc.	20%	92,861	83,376	20%	96,146	91,309
Dundee Real Estate Investment Trust (a)	18%	94,607	106,519	17%	95,056	111,728
Escal UGS S.L. (b)	33%	5,403	5,403		-	-
Other		8,831	8,736		14,316	14,959
		$ 291,370	$ 247,715		$ 289,041	$ 402,680

(a)

Fair value is determined net of our obligation to deliver Dundee REIT units pursuant to the terms of our Exchangeable Debentures of $10.0 million (2007 - $11.2 million)

(b)

Our interest in Escal UGS S.L. is held through Eurogas’ 74% owned subsidiary, Castor UGS Limited Partnership.

DUNDEE CORPORATION

 SEGMENTED RESULTS OF OPERATIONS

(in thousands of Canadian dollars)						2008

	Wealth			Other Investments
For the six months ended June 30, 2008	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 245,400	$ -	$ -	$ -	$ -	$ 245,400
Redemption fees	7,971	-	-	-	-	7,971
Financial services	186,189	-	-	875	(875)	186,189
Real estate revenue	-	99,875	-	-	-	99,875
Investment income	6,719	(250)	2,694	7,482	(5,078)	11,567
	446,279	99,625	2,694	8,357	(5,953)	551,002
EXPENSES
Selling, general and administrative	159,595	2,418	2,191	6,143	(875)	169,472
Variable compensation	124,320	-	-	-	-	124,320
Trailer service fees	71,976	-	-	-	-	71,976
Operating costs, real estate	-	69,145	-	-	-	69,145
	355,891	71,563	2,191	6,143	(875)	434,913
OPERATING EBITDA	90,388	28,062	503	2,214	(5,078)	116,089
Amortization of deferred sales commissions	39,136	-	-	-	-	39,136
Depreciation, depletion and amortization	6,335	2,043	73	1,068	-	9,519
Interest expense	10,064	5,050	2,181	2,962	(6,714)	13,543
Fair value adjustment on available-for-sale securities	75,885	-	-	-	-	75,885
Gain on exchangeable debentures	-	-	-	(849)	-	(849)
OPERATING (LOSS) EARNINGS	(41,032)	20,969	(1,751)	(967)	1,636	(21,145)
Equity earnings	-	854	2,842	-	-	3,696
Non-controlling interest	17,467	(3,007)	416	-	-	14,876
	(23,565)	18,816	1,507	(967)	1,636	(2,573)
Dilution loss						(4,375)
Income taxes						(2,800)
Net (loss) earnings from continuing operations	(23,565)	18,816	1,507	(967)	1,636	(9,748)
Earnings from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	69	-	-	-	-	69
Share of earnings of discontinued operations
of Dundee REIT, net of tax	-	-	-	-	-	-

NET (LOSS) EARNINGS FOR THE PERIOD	$ (23,496)	$ 18,816	$ 1,507	$ (967)	$ 1,636	$ (9,679)

(in thousands of Canadian dollars)						2007

	Wealth			Other Investments
For the six months ended June 30, 2007	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 221,157	$ -	$ -	$ -	$ -	$ 221,157
Redemption fees	8,023	-	-	-	-	8,023
Financial services	227,222	-	-	1,061	(1,055)	227,228
Real estate revenue	-	144,420	-	-	-	144,420
Investment income	6,223	3,961	362	6,589	(4,659)	12,476
	462,625	148,381	362	7,650	(5,714)	613,304
EXPENSES
Selling, general and administrative	150,395	4,154	4,042	6,368	(1,055)	163,904
Variable compensation	152,106	-	-	-	-	152,106
Trailer service fees	62,465	-	-	-	-	62,465
Operating costs, real estate	-	92,315	-	-	-	92,315
	364,966	96,469	4,042	6,368	(1,055)	470,790
OPERATING EBITDA	97,659	51,912	(3,680)	1,282	(4,659)	142,514
Amortization of deferred sales commissions	32,133	-	-	-	-	32,133
Depreciation, depletion and amortization	9,218	2,815	32	2,658	-	14,723
Interest expense	9,468	4,856	1,695	7,950	(6,295)	17,674
Gain on exchangeable debentures	-	-	-	(2,316)	-	(2,316)
OPERATING EARNINGS (LOSS)	46,840	44,241	(5,407)	(7,010)	1,636	80,300
Equity earnings	-	9,587	20,118	97	-	29,802
Non-controlling interest	(11,517)	(5,314)	765	-	-	(16,066)
	35,323	48,514	15,476	(6,913)	1,636	94,036
Dilution gains						60,339
Income taxes						(41,871)
Net earnings from continuing operations	35,323	48,514	15,476	(6,913)	1,636	112,504
Loss from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	(848)	-	-	-	-	(848)
Share of earnings of discontinued operations
of Dundee REIT, net of tax	-	2,157	-	-	-	2,157

NET EARNINGS FOR THE PERIOD	$ 34,475	$ 50,671	$ 15,476	$ (6,913)	$ 1,636	$ 113,813

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

Six months ended June 30, 2008 compared with the six months ended June 30, 2007

WEALTH MANAGEMENT SEGMENT

(in millions of dollars)
							Consolidated
			International		Intrasegment		Wealth Management
	DundeeWealth		Wealth Management		Amounts		Operations
For the six months ended June 30,	2008	2007	2008	2007	2008	2007	2008	2007
REVENUES
Management fees	$ 243.1	$ 218.5	$ 2.3	$ 2.7	$ -	$ -	$ 245.4	$ 221.2
Redemption fees	8.0	8.0	-	-	-	-	8.0	8.0
Financial services	186.8	226.6	0.3	(0.0)	(0.9)	0.6	186.2	227.2
Investment income	6.6	6.4	0.2	(0.2)	-	-	6.8	6.2
	444.5	459.5	2.8	2.5	(0.9)	0.6	446.4	462.6
EXPENSES
Selling, general and administrative	157.4	147.4	3.1	2.4	(0.9)	0.6	159.6	150.4
Variable compensation	124.4	152.1	-	-	-	-	124.4	152.1
Trailer service fees	72.0	62.5	-	-	-	-	72.0	62.5
	353.8	362.0	3.1	2.4	(0.9)	0.6	356.0	365.0
OPERATING EBITDA	90.7	97.5	(0.3)	0.1	-	-	90.4	97.6
Amortization of deferred sales commissions	39.1	32.1	-	-	-	-	39.1	32.1
Depreciation and amortization	6.3	6.7	-	2.5	-	-	6.3	9.2
Fair value adjustment to AFS securities	75.9	-	-	-	-	-	75.9	-
Interest expense	10.1	9.5	-	-	-	-	10.1	9.5
OPERATING (LOSS) EARNINGS FROM
CONTINUING OPERATIONS (a)	$ (40.7)	$ 49.2	$ (0.3)	$ (2.4)	$ -	$ -	$ (41.0)	$ 46.8

(a)  Before income taxes and non-controlling interest

DUNDEEWEALTH

➢

RESULTS OF OPERATIONS

During the first half of 2008, DundeeWealth earned EBITDA of $90.7 million and incurred a net loss from continuing operations before taxes and non-controlling interest of $40.7 million.  This compares with EBITDA of $97.5 million and net earnings from continuing operations before taxes and non-controlling interest of $49.2 million in the first six months of 2007.  The net loss in the first half of 2008 reflects a pre-tax fair value adjustment of $75.9 million to DundeeWealth’s carrying value of its non-bank sponsored ABCP.

(in millions of dollars)
	2008			Year-to-Date
	Second	First		and as at
AUM	Quarter	Quarter	Year-to-Date	June 30, 2007
Balance at beginning of period	$ 27,979	$ 28,161	$ 28,161	$ 23,809
Net assets gathered	1,515	729	2,244	1,520
Market appreciation (depreciation)	1,790	(974)	816	1,161
Acquisition	-	-	-	69
Changes in AUM of DundeeWealth Financial	188	63	251	155
Total AUM at end of period	$ 31,472	$ 27,979	$ 31,472	$ 26,714

As at June 30, 2008, DundeeWealth’s AUM totalled $31.5 billion, up 18% compared with $26.7 billion as at the end of the second quarter of 2007, and up 12% from AUM of $28.2 billion at the end of 2007.

DUNDEE CORPORATION

The market environment during the first half of 2008 was characterized by a significant amount of volatility.  The sub-prime meltdown and liquidity crisis continued to exert downward pressure on stock markets; however, in the same period, commodity prices reached record highs.  During this challenging period, Dynamic FundsTM generated market appreciation of 3% on AUM, exceeding average returns generated by its industry peers, based on data provided by the Investment Funds Institute of Canada.  DundeeWealth continued to experience robust net asset gathering activities which exceeded $2.2 billion during the first half of 2008, ranking it first among all non-bank competitors and second overall.  In addition, Dynamic Funds ranked first among all industry participants in net asset gathering activities of long-term funds1.

Revenues from continuing operations during the first six months of 2008 were $444.5 million, representing a 3% decline from consolidated revenues of $459.5 million in the same period of 2007.  Management fee revenues increased 11% for the six months ended June 30, 2008, reflecting the impact of a continued strong growth trend in AUM experienced by DundeeWealth throughout the last twelve months.

(in millions of dollars)

For the six months ended June 30,	2008	% Change	2007
REVENUES
Management fees	$ 243.1	11%	$ 218.5
Redemption fees	8.0	0%	8.0
Financial services	186.8	(18%)	226.6
Other	6.6	3%	6.4
	$ 444.5	(3%)	$ 459.5

With some exceptions, management fee revenues in DundeeWealth are determined based on the fair value of AUM calculated on the last business day of each month.  Average AUM increased to $27.2 billion for the six months ended June 30, 2008 compared with $23.9 billion for the six months ended June 30, 2007.  This increase in average AUM correlates to a $28.0 million increase in management fee revenues in the first six months of this year compared with the same period of 2007.  DundeeWealth’s average management fee rate was 1.72% during the first half of 2008, slightly below the average management fee rate of 1.73% in the same period of 2007, an offset to management fee growth of approximately $1.0 million.

Dampened by the same global economic conditions and volatility experienced in DundeeWealth’s AUM, its AUA decreased by $0.7 billion to $31.6 billion since December 31, 2007, although AUA values increased by $0.5 billion since March 31, 2008.  These factors continued to exert downward pressure on financial services revenues which decreased by 18% in the first six months of 2008 compared with the same period of 2007.

As DundeeWealth’s financial advisors operate through an open architecture advice network, they may advise their clients to utilize DundeeWealth’s own investment management assets for their portfolios, thus contributing to AUM.  In these circumstances, DundeeWealth Financial may earn both an up-front commission and ongoing trailer service fees from DundeeWealth Investment.  Transactions by financial advisors in DundeeWealth’s own investment solutions strengthen growth in AUM.  These intersegment commission and trailer service fee revenues grew by approximately 7% in the first six months of 2008 to $37.2 million compared with $34.6 million in the same period of 2007.  In accordance with accounting requirements, these intersegment commission and trailer service fee revenues are eliminated and excluded from the determination of consolidated financial services revenue.

Capital market activities are conducted through DundeeWealth’s IDA firm, Dundee Securities Corporation (“Dundee Securities”).  Aggregate revenues from capital market activities were $41.6 million in the first half of 2008 compared with $65.8 million in the same period of the prior year.

1 Long-term funds net asset gathering activities represent net asset gathering activities in AUM, exclusive of net asset gathering activities in money market funds.

DUNDEE CORPORATION

Although several large industry transactions in the first half of 2008 masked low corporate finance and investment banking activities, early statistics suggest that financing activity in Canada has dropped by 30% to 40%, with merger and acquisition activities suffering a steeper decline of 60% in terms of value.  Corporate finance revenue was $16.6 million in the first six months of 2008, compared with $35.2 million earned in the same period of the previous year, a decline of 53% and is consistent with our industry peers.

Principal trading revenue was $8.5 million in the first six months of 2008 compared with revenue of $14.6 million in the same period of 2007.  Mark-to-market adjustments in corporate finance inventories, including broker warrants, resulted in a gain of $4.2 million in the first half of 2008 compared with a gain of $7.5 million in the first half of 2007.

Operating expenses in DundeeWealth, adjusted for intersegment distribution fees, were $352.9 million in the first six months of 2008, compared with $360.9 million in the same period of the prior year.

(in millions of dollars)
For the six months ended June 30,	2008	% Change	2007
OPERATING EXPENSES
Selling, general and administrative	$ 157.4	7%	$ 147.4
Variable compensation	124.4	(18%)	152.1
Trailer service fees	72.0	15%	62.5
	353.8	(2%)	362.0
Intersegment distribution fees	(0.9)	(18%)	(1.1)
Total	$ 352.9	(2%)	$ 360.9

Certain expenses, such as variable compensation costs, trailer service fees and amortization of deferred commissions have increased or decreased in direct correlation with the change in corresponding revenue streams or AUM levels.

Selling, general and administrative (“SG&A”) costs have increased from $147.4 million in the first six months of 2007 to $157.4 million in the first six months of 2008.  Increases in SG&A levels are primarily attributed to increased staff-related expenses, including costs directly related to strengthening DundeeWealth’s sales force and portfolio management team, increasing service levels to financial advisors, and continuing efforts to be an advocate for the advice channel in Canada.

Trailer service fees are paid to brokers and financial advisors to assist them in providing ongoing support to clients who have invested in DundeeWealth's mutual fund products.  Trailer service fees are calculated as a percentage of the fair value of the associated AUM.  In the first six months of 2008, DundeeWealth incurred trailer fee expense of $72.0 million (2007 - $62.5 million) which represents 29.6% (2007 - 28.6%) of aggregate management fee revenues.

Interest expense increased by $0.6 million from $9.5 million in the first six months of 2007 to $10.1 million in the same period of 2008.

Dividend expense relating to DundeeWealth’s issuance of 4.75% cumulative redeemable first preference shares, series 1 increased from $3.7 million in the first two quarters of 2007 to $5.3 million in the first half of 2008.  As these preference shares were only issued on March 13, 2007, prior period costs represent a pro-rated cost from the date of issuance.

DUNDEE CORPORATION

➢

CHANGES IN FINANCIAL CONDITION

Step Acquisitions in DundeeWealth

In the first six months of 2008, we purchased approximately 5.4 million common shares of DundeeWealth for cash of $71.5 million.  During the same period, DundeeWealth paid cash of $9.4 million to purchase and cancel approximately 0.7 million common shares pursuant to its normal course issuer bid.  These transactions resulted in an overall 3.9% increase in our interest in DundeeWealth. We accounted for this increase as a step acquisition, with the aggregate purchase price allocated to the fair value of the assets of DundeeWealth acquired as illustrated in the table below.  The investment management contracts have an indefinite life and are therefore not subject to amortization.

(in thousands of Canadian dollars)
Net assets acquired
Investment management contracts	$ 70,769
Other net assets	$ 25,454
Future income tax liabilities	(20,168)
$ 76,055
Aggregate purchase price
Cash	80,871
Cash attributed to non-controlling interest	(4,816)
$ 76,055

Exposure to Asset-Backed Commercial Paper

DundeeWealth continues to hold ABCP with a par value at maturity of $379.4 million.  ABCP has not traded in active markets since mid-August 2007 and there are currently no market quotations available for these securities.

On March 17, 2008, a court order was obtained through which a restructuring of affected ABCP is expected to occur under the protection of the Companies’ Creditors Arrangement Act.  The court agreed to grant bankruptcy protection to the affected trusts and to supervise a vote on the proposed restructuring.  On March 20, 2008, details of the proposed restructuring plan were announced which contemplates that affected ABCP will be exchanged for longer-term, floating rate notes (“FRNs”) that are designed to match the maturities of the underlying assets.

The restructuring proposal pools certain assets of all the affected ABCP conduits, to be allocated on a pro-rata basis to two newly created Master Asset Vehicles referred to as MAV 1 and MAV 2.  Larger investors are expected to participate in MAV 1 which requires self-funding by participants in a margin funding facility against possible margin calls.  DundeeWealth will be an investor in MAV 2, in which a third-party funding facility will be established and generally funded by a group of third-party lenders. MAV 2 is expected to issue Class A-1, Class A-2, Class B and Class C notes to ABCP noteholders.  Each class of notes that DundeeWealth expects to receive will be supported by a portfolio of unleveraged and leveraged corporate CDOs, traditional securitized assets and certain hybrid assets.

Trusts with ABCP supported solely by traditional securitized assets will be placed in a separate Master Asset Vehicle referred to as MAV 3 and noteholders will receive FRNs with maturities based upon the maturities of the underlying assets.  The FRNs will amortize and be repaid as assets mature or are sold.  DundeeWealth also anticipates receiving FRNs in MAV 3.

Assets in each Master Asset Vehicle, for which the credit quality is uncertain, are designated as ineligible assets and will be supported by notes designated as IA Tracking Notes which will bear interest at the net rate of return generated by the corresponding designated tracking asset.

Based on the information statement containing details about the proposed restructuring and other public information, DundeeWealth anticipates receiving aggregate FRNs in the amount of $379.4 million in denominations as illustrated in the table below.  The proposed rating of the restructured notes and the associated proposed interest rates are based on information currently estimated in the information statement and may be subject to significant adjustments.

The ABCP investments are considered AFS financial instruments for accounting purposes and must be reported at their fair value.  Fair value, among other things, is a function of the market’s perception of the risks associated with the asset.  The timing of completion of the proposed restructuring remains unknown and also unknown is whether any new FRNs resulting from the restructuring will trade in an active market.

Since these assets are not currently distributing interest and since the new restructured securities have not yet been issued, the valuation technique used by DundeeWealth was based on publicly available information, either from DBRS or from the information statement outlining the proposed restructuring, to determine the type and characteristics of assets in each of the affected trusts.  For each major asset type held by the affected trusts, DundeeWealth looked at market values for indices related to the asset class or to market pricing for comparable assets, if available.  This information was assessed on a transaction by transaction basis for each trust in which DundeeWealth holds affected ABCP.  With this information, and the assignment of values to each asset type in each affected trust, valuations for each affected trust were completed.  An overall dollar weighted average valuation across all affected trusts was then calculated.

DundeeWealth’s determination of fair value of traditional assets is primarily based on discussions with third-party dealers or, where available, the most recent trading price of similar securities. As proxy for the fair value of hybrid securitized assets, DundeeWealth considered credit indices on structured finance products including the ABX, TABX, and CMBX indices.

Fair value of leveraged and unleveraged corporate CDOs is determined using a pricing model which requires inputs of initial and current credit spreads, a risky annuity and a leverage factor.  As credit spread levels increase, the fair value of ABCP will decline, assuming all other variables are held constant.  Similarly, a decrease in credit spread levels will result in an increase in the fair value of the ABCP, keeping all other variables constant.  Changes in the fair value caused by credit spreads will be magnified by the applicable leverage for each corporate CDO.

Fair value for the underlying assets is affected by a wide variety of other factors including, but not limited to, changes in corporate credit spreads, changes in credit correlation, current and expected default and delinquency experience for assets underlying the affected ABCP, weighted average life of the assets, vintage of asset origination and global pricing of structured finance assets.  These factors will also have a direct bearing on the credit quality of the restructured notes, if and when issued. While DundeeWealth continues to believe that, generally, the credit quality of the underlying assets is perceived to be satisfactory, their credit quality must be distinguished from their market value.  Generally, it is assumed that if the credit quality of the assets remain satisfactory, the market value of these assets will return to par as the assets (and the notes funding the assets) get closer to maturity.  This assumption will only be true where the assets are not liquidated at market value prior to maturity.  This assumption may not occur for assets where the attachment point is breached and losses are suffered or for leveraged assets where triggers are hit and an unwind event occurs.

DUNDEE CORPORATION

During the first quarter of 2008, DundeeWealth recorded a fair value adjustment of $75.9 million, increasing the aggregate fair value adjustment in respect of its ABCP holdings to $171.1 million or approximately 45% of the par value of ABCP held.  Consistent with DundeeWealth’s approach in 2007, because ABCP conduits have failed to meet their scheduled maturities and interest payments to noteholders during this standstill period, it has been determined that this amount reflects an other-than-temporary impairment of ABCP investments and DundeeWealth has therefore realized this adjustment in net earnings.  DundeeWealth has not made any adjustment to the fair value of its ABCP during the second quarter of 2008 as the fair value of the ABCP, as determined by DundeeWealth, has not changed significantly.

On April 25, 2008, existing noteholders were asked to vote on the restructuring plan.  Almost 96% of noteholders voted in favour of the plan.  However, a number of corporate investors have petitioned the Ontario Superior Court, challenging the legality of certain releases which, amongst other limitations, restrict their ability to sue those financial institutions which originally sold them the ABCP.  Those financial institutions are also instrumental in providing margin funding under the restructuring plan and have stated that if the releases are removed, they will withdraw their support of the restructuring plan.  At a fairness hearing on May 2, 2008, the Court asked corporate noteholders for details of any contemplated lawsuits before ruling.  Asset providers were also asked to extend their standstill agreement from April 30, 2008 to May 9, 2008.  After a series of subsequent stay orders, the Ontario Superior Court approved the restructuring plan on June 5, 2008, as amended by an amended sanction order on June 18, 2008.  Following this decision, a number of corporate investors in ABCP filed for leave to appeal to the Court of Appeal for Ontario.  The matter is currently before the Court of Appeal for Ontario and, pursuant to an order dated July 25, 2008, the stay of proceedings has now been extended to August 31, 2008.  The extent and scope of the delay is not known at this time and will depend on how actively certain ABCP noteholders wish to pursue the issue of the scale and scope of releases as part of the restructuring plan.  There are also risks that the plan participants will not accept the plan if the releases are made more restrictive, or if there are concerns about their enforceability, either may not be acceptable to plan participants, potentially causing the restructuring to fail.  The extent of these risks is not known at this time.

The fair value estimates of ABCP are dependent upon the likelihood, nature and timing of proposed restructurings.  While  the valuation technique as at June 30, 2008 as outlined above has taken into account the likelihood of the proposed restructuring and the reduced liquidity and pricing information impacting certain asset classes as at that date, there is no assurance that the pricing of these assets will not continue to decline in future periods, nor is there any guarantee of a successful restructuring, or that following any potential restructuring, the restructured notes will trade at a higher market value.  As a result of these uncertainties, and the fact that our valuation methodology was based on incomplete information, these estimates may change materially in subsequent reporting periods.

Exposure to Investments in CLOs

During the first six months of 2008, DundeeWealth’s CLO portfolio earned investment income of approximately $6.8 million, representing an annualized return of 11.6% based on DundeeWealth’s original price.  Included in accumulated other comprehensive income (“AOCI”) is a fair value adjustment of $21.9 million relating to a further decline in the fair value of the portfolio during the first half of 2008.  At June 30, 2008, the fair value of DundeeWealth’s portfolio of CLOs was $64.7 million, representing a 45% decline from original cost.  As there have been no defaults in scheduled interest payments and as DundeeWealth has both the ability and the intent to continue to hold its CLO positions until the amortized costs are recovered, they continue to report the fair value adjustment in AOCI.

The CLO portfolio consists of 27 separate tranche investments, $18.8 million of which are invested in BBB tranches, $57.8 million in BB tranches and $40.0 million in equity tranches.  Many of the themes prevalent in other credit markets were also seen in the CLO market, including widening spreads, repricing of risk and concerns over credit quality, default rates and decreased recovery rates, all of which impacted the market value of these securities.

DundeeWealth has borrowed in U.S. and Euro currencies in order to economically protect itself against foreign exchange fluctuations in its foreign-denominated CLO investments.  As DundeeWealth has elected not to apply hedge accounting to these strategies, the effect of changes in foreign exchange rates relating to amounts borrowed to acquire these assets is reflected in net earnings while the same effect of changes in foreign exchange rates to the fair value of CLOs is reflected in OCI.

DUNDEE CORPORATION

Client Accounts Receivable, and Client Deposits and Related Liabilities

Client account balances represent funds owing from or belonging to clients, and amounts due to or from brokers and dealers that are pending settlement.  While the amounts may vary significantly on a day-to-day basis, they do not necessarily reflect any meaningful change to DundeeWealth’s financial position.  As at June 30, 2008, client accounts receivable were $841.0 million (December 31, 2007 – $408.8 million) and client deposits and related liabilities in DundeeWealth were $758.5 million (December 31, 2007 – $418.3 million). The balance at June 30, 2008 includes higher levels of client foreign exchange transactions in DundeeWealth’s capital markets division.

Trading Securities Owned and Securities Sold Short

Securities owned and securities sold short represent trading positions in securities at DundeeWealth’s investment dealer subsidiary, Dundee Securities.  Trading positions may vary significantly on a day-to-day basis depending upon trading strategies in response to market conditions and in anticipation of price movements and do not necessarily reflect any meaningful changes to DundeeWealth’s financial position.  Trading positions are recorded at their fair value based on quoted prices where available, with changes in market values being included in principal trading revenue.  As of June 30, 2008, securities owned and securities sold short totalled $138.9 million (December 31, 2007 – $263.7 million) and $72.5 million (December 31, 2007 – $106.5 million) respectively.  The decline in this balance since December 31, 2007 reflects the discontinuance of the institutional bond trading operations in DundeeWealth’s capital markets division.

Bank Indebtedness

DundeeWealth’s subsidiary, Dundee Securities, has established call loan facilities for $154 million with two Canadian chartered banks.  These call loan facilities are secured by either unpaid client securities and/or securities borrowed or owned by Dundee Securities and are used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity.  Similar to client account balances, amounts borrowed pursuant to these call loan facilities may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a change in DundeeWealth’s financial position.  Amounts borrowed pursuant to these call loan facilities, which at June 30, 2008 totalled $103.5 million (December 31, 2007 – $43.1 million), are reported as bank indebtedness.

Accounts Receivable and Accounts Payable

DundeeWealth’s accounts receivable balance at June 30, 2008 decreased to $98.7 million from $216.1 million at the end of 2007.  Included in the December 31, 2007 balance are performance fees which were paid in the first quarter of 2008.  These performance fees have associated direct expenses which have contributed to an increased balance in accounts payable as at December 31, 2007 and their partial payment in the first two quarters accounted for the decrease in accounts payable at June 30, 2008.

Deferred Sales Commissions

Deferred sales commissions represent amounts paid to financial advisors for the sale of investment products which are then deferred and generally amortized over a period of five years.  The December 31, 2007 balance of $207.0 million increased by $64.7 million in commissions funded during the first six months of 2008, net of $39.1 million of amortization.

Corporate Debt

On February 15, 2007, DundeeWealth entered into a credit facility with a Canadian chartered bank for a maximum of $350 million.  On August 17, 2007, DundeeWealth increased the maximum available pursuant to the credit facility to $500 million.  For Canadian dollar borrowings, the facility bears interest, at DundeeWealth’s option, at a rate per annum equal to either the bank’s prime lending rate or at the bank’s then prevailing bankers’ acceptance rate plus 0.80%.  For U.S. dollar borrowings, the facility bears interest, at DundeeWealth’s option, either at LIBOR plus 0.80% or at the bank’s prevailing U.S. base rate.  Euro borrowings under the credit facility bear interest at EURIBOR plus 0.80%.  Unused amounts available under the facility are subject to a standby fee of 0.15% per annum.

The facility is subject to certain covenants, including the maintenance of minimum levels of AUM and earnings, restrictions on the existence of secured indebtedness and restrictions on the disposition of assets in excess of a specified amount.  At June 30, 2008, DundeeWealth had borrowed $102.7 million (December 31, 2007 - $127.7 million) pursuant to this credit facility.

DUNDEE CORPORATION

REAL ESTATE SEGMENT

➢

RESULTS OF OPERATIONS

Our real estate segment reported earnings before taxes of $18.8 million in the first six months of 2008 compared with $50.7 million in the same period of 2007.

Margins from Land and Housing Operations

Land and housing operations generated contribution margins of $30.7 million or 30.8% on revenues of $99.9 million in the first six months of 2008.  This compares with contribution margins of $52.1 million or 36.1% on revenues of $144.4 million in the same period of 2007.

(in thousands of Canadian dollars)
	Six months to June 30, 2008				Six months to June 30, 2007
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin

Revenue properties	$ 19,421	$ 13,392	$ 6,029	31.0%	$ 26,445	$ 14,826	$ 11,619	43.9%
Land	24,790	14,030	10,760	43.4%	81,521	44,290	37,231	45.7%
Housing and condominiums	42,745	38,257	4,488	10.5%	34,952	33,199	1,753	5.0%
Management fees	9,778	3,466	6,312	64.6%	119	-	119	100.0%
Other	3,141	-	3,141	N/A	1,383	-	1,383	N/A
	$ 99,875	$ 69,145	$ 30,730	30.8%	$ 144,420	$ 92,315	$ 52,105	36.1%
* Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

Revenue Properties

Margins earned from revenue properties were $6.0 million in the first six months of 2008 compared with $11.6 million in the same period of 2007.  The decrease was mainly attributable to the disposal of certain residential rental properties in the first quarter of 2007 which included a gain on sale of approximately $6.3 million in that period.  During 2007, residential rental operations contributed $0.9 million of revenue.

Dundee Realty’s ski area operations in Colorado had a very successful six months with skier visits up 30% over the same period in 2007.  This is partially a result of the capital improvements made during 2007, which increased the size of the ski area by 80%.  These increases translated into a contribution margin of $3.6 million, an increase of $1.5 million compared to 2007.

The Distillery Historic District in Toronto contributed $2.1 million to operating profits, a $0.6 million decrease compared to 2007 mainly as a result of higher tenant recoveries in the prior period and higher non-recoverable expenses in the current year.  Capital improvements have resulted in a 4% increase in the leaseable area to approximately 342,000 square feet.  These improvements, together with increased leasing activity, permit higher base rents on occupancy levels which currently stand at 98%.

Land

Revenue from land sales was $24.8 million generating operating profits of $10.8 million or 43.4% in the first six months of 2008.  This compares with revenues of $81.5 million generating operating profits of $37.2 million or 45.7% in the same period of 2007.  In Saskatoon and Regina, Dundee Realty continues to anticipate strong demand which has historically translated into higher margins.  However, our operating profits have decreased, despite these higher margins, reflecting a reduction in the number of lots available for sale compared to the same period of the prior year.

DUNDEE CORPORATION

Saskatoon generated $3.7 million of operating profits in the period achieving higher average selling prices compared to the same prior year period, however, profit margins were the same at 41% as in 2007.  The Regina market had operating profits of $3.4 million, a decrease of $2.8 million compared to 2007 as Dundee Realty transitions to a new subdivision that will yield results in the second half of 2008.  There was limited activity in the Calgary market during the quarter due to lot availability.  Dundee Realty is currently in the process of bringing the Wentworth Glen sub-division in Calgary online with 207 lots under option at June 30, 2008.  Sales are expected to be recognized when servicing is completed in the second half of 2008.  In Edmonton, Dundee Realty incurred a decrease in operating profits of $4.2 million, primarily reflecting a reduction in the number of lots sold.  In Toronto, unit sales of our 37.5% interest in the Thornhill Woods project generated operating profits of $2.3 million.

Housing and Condominiums

Revenue from sales of housing and condominium units increased in this period to $42.7 million from $35.0 million in the same period of 2007.  Housing operations in western Canada were solid compared to the same period of 2007 as both Saskatoon and Regina continue to experience strong demand and increased margins, translating into a $2.8 million increase in operating profits.  Dundee Realty’s interest in the Thornhill Woods housing project in Toronto contributed revenues of $6.0 million and a margin of $1.4 million on sales of houses in the first six months of 2008.

In the first six months of 2008, Dundee Realty realized $8.8 million of revenues and earnings of $0.8 million on the closing of condominium units at the Princeton project in Calgary.

Management Fees

Management fee revenues increased to $9.8 million reflecting asset management, acquisition and financing fees related to properties that Dundee Real Estate Asset Management (“DREAM”) currently manages.  DREAM is a fully diversified real estate investment and asset management company with a scope of business that includes real estate asset management and advisory services encompassing commercial real estate and real estate development, as well as investments in Canadian renewable energy infrastructure assets.  For the six month period ended June 30, 2008, DREAM generated $6.3 million of operating profits representing a 64.6% operating margin.

➢

CHANGES IN FINANCIAL CONDITION

Real Estate Assets

Real estate assets increased by approximately 8% since December 31, 2007 to $439.2 million at June 30, 2008.

(in thousands of dollars)
As at	June 30, 2008	% Change	December 31, 2007
Land	$ 256,911	9%	$ 235,123
Housing and condominiums	136,375	8%	125,824
Revenue properties	45,947	0%	45,738
	$ 439,233	8%	$ 406,685

DUNDEE CORPORATION

Land Under Development and Land Held for Development

Dundee Realty’s portfolio of land under development and held for development includes investments across Canada and into the United States.

(In thousands of dollars except for acres and number of lots)
	Land Held for Development		Land under Development
				Number of	Total
	Cost	Acres	Cost	Lots	Cost
Saskatoon	$ 36,304	2,047	$ 13,937	379	$ 50,241
Regina	11,042	854	16,370	376	27,412
Calgary	71,607	1,098	24,432	209	96,039
Edmonton	34,871	593	34,086	741	68,957
Toronto	456	-	10,361	4	10,817
USA	3,445	5	-	-	3,445
	$ 157,725	4,597	$ 99,186	1,709	$ 256,911

Dundee Realty’s portfolio of land under development and held for development increased from $235.1 million at the end of 2007 to $256.9 million at June 30, 2008.  Aggregate development costs on land were approximately $20.9 million in the first six months of 2008 and were incurred mainly in Regina, Calgary and Saskatoon.  In addition, Dundee Realty acquired 604 acres of land in east Saskatoon and 31 acres of land in Regina for approximately $11.3 million.

(in thousands of Canadian dollars)
Balance of land inventory, December 31, 2007	$ 235,123
New acquisitions completed during the period	11,327
Costs of development	20,907
Transfer to cost of goods sold	(10,580)
Other	134
Balance of land inventory, June 30, 2008	$ 256,911

Inventory of Housing and Condominiums

Housing and condominiums inventory increased 8.4% to $136.4 million as at June 30, 2008 compared with $125.8 million at December 31, 2007.

(in thousands of Canadian dollars)
Balance of housing and condominium inventory, December 31, 2007	$ 125,824
Costs of development	55,285
Transfer to cost of goods sold	(37,097)
Other	(7,637)
Balance of housing and condominium inventory, June 30, 2008	$ 136,375

Construction is approximately 80% complete for the 383-unit Pure Spirit condominium at The Distillery Historic District in Toronto with closings expected in the fourth quarter of 2008.  The southeast corner project, a 670-unit two-tower condominium development project on the Distillery site, is progressing with planning reviews and development parameters having been completed.  Construction on the first 35-storey Clear Spirit tower and the 40-storey Gooderham tower is expected to commence in the fourth quarter of 2008 with closings scheduled for 2012.  Marketing for the Clear Spirit and Gooderham projects is in process and, at June 30, 2008, 81% of the units of the Clear Spirit tower and 45% of the units in the Gooderham tower have been pre-sold conditional on the project proceeding to the development stage.

Construction continues on the Base Camp One project, a 64-unit flagship residential lodge in a prime ski in/ski out location at Sol Vista ski area located in Granby, Colorado.  To date, over 50% of the units have been pre-sold and the project is on schedule for completion in March 2009.

The table below illustrates some of the more significant projects being undertaken by Dundee Realty in the housing and condominium business:

DUNDEE CORPORATION

(in thousands of dollars)	Location	Cost
Single family homes	Saskatoon	$ 16,326
	Regina	11,103
	Toronto	214
		27,643
Condominiums
Pure Spirit	Toronto	70,244
Clear Spirit	Toronto	12,066
Corktown	Toronto	8,721
Princeton	Calgary	985
Base Camp One	Colorado	14,312
Other		2,404
		108,732
		$ 136,375

Real Estate Debt

Real estate debt as at June 30, 2008 was $215.1 million (December 31, 2007 - $211.5 million) including $56.9 million relating to a revolving term credit facility, with the balance divided among mortgages on revenue properties, land servicing loans, vendor take back financing of land purchases and housing construction loans.

Debt is generally secured by charges on specific properties to which the debt relates.  As at June 30, 2008, $60.2 million (December 31, 2007 - $38.9 million) of aggregate debt in our real estate segment is subject to a fixed, weighted average interest rate of 5.94% (December 31, 2007 – 8.04%) and matures between 2009 and 2017.  Further, $154.9 million (December 31, 2007 - $172.7 million) of real estate debt is subject to a weighted average variable interest rate of 5.23% (December 31, 2007 – 6.30%).

Dundee REIT

As at June 30, 2008, Dundee Corporation owned 0.3 million Dundee REIT units and 3.4 million units of DPLP, representing a 17.7% interest.  As at June 30, 2008, the market value of our investment was $116.5 million.  Pursuant to the exchange feature of our debentures, we have an obligation to deliver up to a maximum of 320,840 of these units which, at June 30, 2008, had a value of $10.0 million.

Included in our equity earnings for the six months ended June 30, 2008 is $0.9 million in earnings from our investment in Dundee REIT.  This compares with earnings of $12.1 million in the same period of 2007, of which $2.5 million was related to discontinued operations.  We received distributions from Dundee REIT of $4.2 million in the first half of 2008 compared with $9.1 million in the same period of 2007.  Approximately $1.0 million of these distributions were received in cash with the balance of $3.2 million being used to purchase additional units of Dundee REIT.

DUNDEE CORPORATION

RESOURCES SEGMENT

Earnings before taxes in the resources segment decreased to $1.5 million in the first six months of 2008 compared with $15.5 million in the same period of 2007.  The majority of the decrease relates to earnings from equity accounted investments, which decreased by $2.8 million in the first six months of 2008 compared with $20.1 million the same period of 2007.

Eurogas Corporation

Current Project Updates

Castor Underground Gas Storage Project (Spain) and

Partnership Agreement with ACS Relating to Eurogas’ Interest in Escal

In May 2008, Eurogas received the development concession from the Spanish authorities in respect of its underground natural gas storage facility project.  As a result, our consolidated financial results now reflect the completion of the transaction with ACS Servicios Comunicaciones y Energia, S.L. (“ACS”), pursuant to which ACS increased its ownership in Escal from 5% to 66.67%, thereby reducing the interest of Castor Limited Partnership (“CLP”), of which Eurogas is a 73.7% owner, to 33.33% from 95%.  Upon the grant of the development concession, we recorded a consolidated dilution loss of $4.3 million related to the dilution of CLP’s interest and began to account for our investment in Escal as an equity-accounted investment.

As part of Eurogas’ arrangement with ACS, ACS had agreed that, within 25 days of the grant of the development concession, it would repay most of the amount invested by Eurogas in the natural gas storage facility project.  These amounts include a loan to Escal with a principal amount of $44.7 million (€27.9 million) and an amount of $2.9 million (€1.8 million) equal to CLP’s original equity investment in Escal.  When these funds are received, amounts attributable to the non-controlling unitholders of CLP will be applied against the notes receivable and accrued interest owed to Eurogas and non-controlling interest will be reduced by a corresponding amount.  On July 11, 2008, $29.3 million (€18.3 million) of the amount was paid.

Sfax Permit (Tunisia)

On April 8, 2008, Eurogas announced that, along with its operating partner Atlas Petroleum Exploration Worldwide, Ltd. (“APEX”), it had entered into a Farmout Agreement with Amsterdam based Delta Hydrocarbons B.V. (“Delta”) with respect to the Sfax Permit.  The agreement has received all regulatory approvals.  The farmout enables Eurogas and APEX to meet commitments with respect to the REB Exploitation Concession as further described below.

Under the agreement, Delta has committed to spend US$125 million on the Sfax permit for a 50% participation in the permit.  Included in this amount, and as part of the transaction, is a cash payment amounting to approximately US$11.2 million net to Eurogas.  Upon meeting its expenditure commitments, Delta would own a 50% participating interest in the farmout area, Eurogas would own a 22.5% participating interest and APEX would own a 27.5% participating interest.  APEX will continue to serve as operator under the farmout.  After Delta has expended US$125 million, the project reverts to joint venture participation and Eurogas will be responsible for 22.5% of future payments.

Working Capital

Eurogas’ working capital increased to $91.6 million as at June 30, 2008 from $2.9 million as at December 31, 2007.  The increase in working capital is due to the receipt of $29.6 million pursuant to completion of a rights offering on April 24, 2008, of which $19.3 million was received directly from Dundee Corporation, $11.2 million received as repayment of past expenditures on the Tunisian program pursuant to the Farmout Agreement with Delta, and $44.7 million in loans to Escal which will be paid as part of the completion of the partnership agreement with ACS.

Included in working capital at June 30, 2008 are cash and short term deposits of $4.0 million (December 31, 2007 - $1.2 million) and $35.0 million (2007 - $nil) of investments in discounted notes and GICs.  These investments have been classified and are being reported as trading securities in our consolidated financial statements.

DUNDEE CORPORATION

Proposed Reorganization of Eurogas International Inc.

On July 10, 2008, Eurogas announced it would complete a restructuring plan that would allow for 100% of the common shares of Eurogas International Inc., (“EII”), a wholly-owned subsidiary, to be distributed as a dividend-in-kind to all shareholders on a pro rata basis of one EII common share for each five Eurogas common shares held.  EII holds Eurogas’ interest in the 1.0 million acre Sfax permit.  On August 5, 2008, Eurogas completed the distribution of 31,143,635 shares of EII.  The EII shares are being held in escrow pending a public listing of EII shares which is currently underway.

Resource Based Equity Accounted Investees

In the first six months of 2008, equity earnings from resource investments were $2.8 million compared with earnings of $20.1 million in the same period of 2007.

Breakwater Resources (“Breakwater”)

In the six months ended June 30, 2008, Breakwater reported pre-tax earnings of $5.1 million on revenues of $139.2 million compared with pre-tax earnings of $54.0 million on revenues of $136.1 million in the same period of 2007.  Revenues in 2008 include $39.6 million from the Langlois mine, which was not in production until July 2007.  Gross sales revenue from the sale of zinc, copper, lead, silver and gold concentrates increased by $15.7 million or 9% to $197.0 million from the same period in 2007.  However, despite a 71% increase in concentrate sold, Breakwater experienced a 41% reduction in the realized zinc price which negatively impacted gross revenues.  Direct operating costs increased by $44.8 million to $98.6 million due to the impact of new production at Langlois, higher fuel costs and greater concentrate sales at Mochito and Toqui.

At June 30, 2008, Breakwater had working capital of $77.9 million compared with $82.6 million at December 31, 2007.  Earnings in Breakwater are sensitive to operating performance, metal prices, smelter treatment charges and the U.S. foreign exchange rate.

On April 10, 2008, Breakwater issued 13.5 million shares in satisfaction of the repurchase of a 3% royalty at Myra Falls.  In addition, on April 15, 2008, Breakwater completed a share purchase agreement for 100% of the shares of Metco Resources Inc., a junior mining company, for a purchase price of $7.7 million, which was satisfied by the issuance of 7 million common shares of Breakwater.  The plan of arrangement with Metco Resources Inc. enables Breakwater to consolidate its land position in Lebel-sur-Quévillion, securing potential feed for Langlois and to acquire a large under-explored land package in the prolific Matagami camp.

During the second quarter of 2008, we purchased 4 million shares of Breakwater in the open market for $2.6 million.  We currently own approximately 112.0 million shares of Breakwater, representing a 25% interest.  Included in our equity earnings for the six months ended June 30, 2008 is a gain of $1.6 million representing our share of earnings in Breakwater for this period.  In addition, we recognized a dilution gain of $3.0 million following issuances of common shares by Breakwater.  At June 30, 2008, the market value of our interest in Breakwater was $43.7 million.  Market values of mining companies fluctuate significantly with market sentiment relating to commodity prices.

Dundee Precious Metals Inc. (“Dundee Precious”)

Dundee Precious reported a net loss in the first six months of 2008 of $5.7 million compared with earnings of $34.5 million in the same period of 2007.  Lower gross profits from mining operations and lower net realizable gains on sales of investments relative to the same period of 2007 largely contributed to the net loss.  Gross profits from mining operations were $21.8 million in the first six months of 2008 compared with $34.3 million in the prior period.  The decrease in gross profits from operations was primarily due to lower deliveries of concentrates and higher production costs at the Deno Gold and Chelopech locations, partially offset by strong metal prices for gold, copper and silver.

DUNDEE CORPORATION

Further to an agreement-in-principle reached between the Bulgarian Government and Dundee Precious in March 2008 and a resolution of the Bulgarian Council of Ministers passed on June 26, 2008, the Bulgarian Minister of Economy signed a memorandum of understanding on July 10, 2008.  The memorandum of understanding sets out the principles of a partnership between the Bulgarian government and Dundee Precious whereby Dundee Precious will pay a higher royalty, will provide a full environmental reclamation bond and will enter a new joint stock company to operate the Chelopech facility.  Furthermore, on July 30, 2008, Dundee Precious announced that the Bulgarian Minister of Environment and Waters signed the Environment Impact Assessment for Dundee Precious’ Chelopech expansion project.  With this approval, Dundee Precious is now in a position to obtain the construction and operating permits required to complete the project.  The definitive feasibility study is currently being updated to reflect current circumstances and will be finalized during the fourth quarter of 2008.

The Krumovgrad project is presently awaiting regulatory approvals, which have been significantly delayed.  Dundee Precious is pursuing all available avenues in order to advance its rights to implement the project.

Since acquiring Deno Gold, an assessment of health, safety and environmental risks has been completed and plans for addressing these risks on a prioritized basis have been prepared by Dundee Precious and are being systematically implemented with the expectation of improved overall operating performance over time.

In 2007, Dundee Precious announced a major new molybdenum-rhenium discovery in Serbia.  A scoping study was completed during the second quarter of 2008 and is currently being reviewed by Dundee Precious.

We continue to own approximately 12.6 million shares of Dundee Precious, representing a 20% interest.  Included in our equity earnings for the six months ended June 30, 2008 is a loss of $1.2 million, representing our share of losses in Dundee Precious for this period.  In addition, we recognized a dilution loss of $0.5 million.  At June 30, 2008, the market value of our interest in Dundee Precious was $83.4 million.

Other Investments in Dundee Resources

Valdez Gold Corporation – Valdez’ business is the acquisition, exploration and subsequent development of mineral resource properties in Mexico, including the Los Jarros and Jarros Norte properties in the province of Chihuahua, as well as other geologically attractive countries with stable political and investment climates.  As at June 30, 2008, we held 26.5 million shares of Valdez with a market value of $6.4 million representing a 34% interest.

Corona Gold Corporation – Corona is a resource focused exploration, development and investment company.  At June 30, 2008, we held approximately 5.0 million shares of Corona with a market value of $2.4 million representing a 26.4% interest, a slight decline from our 27.1% ownership interest at December 31, 2007.

OTHER INVESTMENTS AND CORPORATE COSTS

Income from Corporate Investments

Dundee Corporation owns several other public and private investments in a variety of industry sectors.  Revenues from these investments include net realized gains on sales of investments, dividend and interest income and foreign exchange translation adjustments.  Gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate.  Unrealized gains and losses on securities designated as being AFS are recorded as a component of OCI.

Selling, General and Administrative

Generally, head office costs, including costs associated with corporate governance and related public company costs, are accumulated and reported as head office costs and are not allocated to other operating segments.  These costs were $6.1 million in the first six months of 2008 compared with $6.4 million in the same period of 2007.

DUNDEE CORPORATION

Corporate Interest Expense

Corporate interest expense was $3.0 million in the first six months of 2008 compared with $8.0 million in the same period of 2007.  The decrease is primarily a function of the reduction in the outstanding balance of the Company’s Exchangeable Debentures over the period.

OTHER CONSOLIDATED BALANCES AND CAPITAL STRUCTURE

Goodwill and Other Intangible Assets

(in thousands of dollars)
		Investment
		Management	Funds under	Customer
	Goodwill	Contracts	Administration	Relationships	TOTAL
Balance, December 31, 2007	$ 411,828	$ 274,745	$ 14,322	$ 4,544	$ 705,439
Allocation of step purchase fair value increase	(16,972)	59,615	-	-	42,643
Amortization	-	-	(651)	(666)	(1,317)
Balance, June 30, 2008	$ 394,856	$ 334,360	$ 13,671	$ 3,878	$ 746,765

The $59.6 million increase in the carrying value of the investment management contract and the reduction of $16.9 million in the carrying value of goodwill resulted from the step acquisition in DundeeWealth as discussed under “Step Acquisition of DundeeWealth”.

6,000,000 5.00% Cumulative Redeemable First Preference Shares, Series 1 (“Series 1 Shares”)

Note 15 to the 2007 Audited Consolidated Financial Statements provides a summary of the terms of the Series 1 Shares which were issued in June 2006.  In accordance with Canadian GAAP, certain terms of the Series 1 Shares require that they be classified as debt rather than equity.  Accordingly, dividends on the Series 1 Shares are included as interest expense on the consolidated statement of operations on an accrual basis.

Corporate Debt

Revolving Term Credit Facilities ─ In 2007, we renewed our revolving term credit facility with a Canadian chartered bank and as part of the renewal, the Company increased the amount available pursuant to the credit facility from $100 million to $150 million and extended the expiry date to August 30, 2008.  The terms and conditions of our revolving term credit facility are detailed in note 14 to the 2007 Audited Consolidated Financial Statements.  As at June 30, 2008 and for the six months then ended, the Company had complied with all financial covenants of the facility.  At June 30, 2008, the Company had borrowed $40.9 million pursuant to the facility.

$100 million 5.85% Exchangeable Unsecured Subordinated Debentures ─  On June 22, 2005, Dundee Corporation issued $100 million 5.85% exchangeable unsecured subordinated debentures (“Exchangeable Debentures”), which mature on June 30, 2015.   Each $1,000 Exchangeable Debenture can be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, subject to certain conditions.  This represents an exchange price of $29.75 per Dundee REIT unit. We have placed sufficient units into escrow to satisfy any potential obligation pursuant to the Exchangeable Debentures.  Interest on the Exchangeable Debentures is paid semi-annually on June 30 and December 31 of each year.

During the first six months of 2008, holders of Exchangeable Debentures exercised the conversion feature on $0.4 million of debt.  We released 12,669 Dundee REIT units in satisfaction of the conversion feature, recognizing an associated gain on the disposition of the Dundee REIT units of approximately $0.1 million.

Debt of our Subsidiaries

A more detailed discussion of corporate debt in each of our business segments is discussed under “Segmented Results of Operations – Changes in Financial Condition” in respect of each of our business segments.

DUNDEE CORPORATION

Future Income Tax Liabilities

The Company’s net future income tax liability at June 30, 2008 was $100.2 million (December 31, 2007 – $134.9 million) which represents future income tax liabilities of $239.1 million (December 31, 2007 – $235.0 million), offset by future income tax assets of $138.9 million (December 31, 2007– $100.1 million).

Significant changes in future income tax balances during the first six months of 2008 were:

✓

An increase in future income tax assets of $22 million relating to the recognition of an other-than-temporary impairment against the carrying value of the Company’s portfolio of ABCP;

✓

An increase in future income tax assets of $11 million relating to fair value adjustments to AFS securities;

✓

A decrease in future income tax liabilities of $23.6 million resulting from the current recognition for tax purposes of income deferred in 2007; and

✓

An increase in future income tax liabilities of $17.3 million relating to the Company’s step acquisition of DundeeWealth and the resulting increase in the book value of investment management contracts.

Income Tax Expense

The consolidated income tax provision from continuing operations for the six months ended June 30, 2008 was $2.8 million compared with $41.9 million in the same period of 2007.  Our income tax provision differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate as a result of the following:

(In thousands of dollars)
	Three Months		Six Months
For the period ended June 30,	2008	2007	2008	2007
Anticipated income tax (recovery) provision based on a combined
Canadian federal and provincial statutory income tax rate of 33% (2007 - 36%)	$ 11,673	$ 16,630	$ (7,725)	$ 60,345
Net non deductible items	4,879	7,828	8,112	5,927
Non taxable dilution (gains) losses	629	(1,178)	488	(21,794)
Change in valuation allowance	(29)	253	(1,530)	246
Tax expense (benefit) of change in substantively enacted tax rates	(910)	(862)	2,767	(1,876)
Net income tax benefits not previously recognized	(750)	(1,315)	(750)	(1,078)
Other	3,746	17	1,438	101
Income tax provision	$ 19,238	$ 21,373	$ 2,800	$ 41,871

Non-Controlling Interest

Non-controlling interest decreased during the six-month period ending June 30, 2008 to $660.9 million from $726.4 million at the end of 2007.

(in millions of dollars)
				Dundee
	DundeeWealth		Eurogas	Realty
	Inc.		Corporation	Corporation	TOTAL
Balance, December 31, 2007	$ 648.5		$ 52.7	$ 25.2	$ 726.4
Adjustment for change in accounting policy	-		-	(1.4)	(1.4)
Net income	(17.5)		(0.4)	3.0	(14.9)
Other comprehensive income	(11.1)		0.3	0.2	(10.6)
Other transactions	(48.3)	(i)	6.9	2.8	(38.6)
Balance, June 30, 2008	$ 571.6		$ 59.5	$ 29.8	$ 660.9

(i)

Largely reflects the step acquisition of DundeeWealth whereby we acquired 3.9% of the non-controlling interest through our market purchases and through DundeeWealth’s purchase for cancellation of common shares pursuant to its normal course issuer bid.

Share Capital

As at June 30, 2008, there were 71,441,396 Subordinate Shares and 3,120,043 Class B common shares outstanding.  During the first six months of 2008, we issued 162,500 Subordinate Shares on the exercise of options at $9.09 per share.  As at June 30, 2008, we had granted 3,702,144 options with a weighted average exercise price of $6.57 of which 3,411,144 options were exercisable, as holders had met the vesting criteria.

DUNDEE CORPORATION

Pursuant to a normal course issuer bid, the Company acquired 1,711,511 Class A subordinate voting shares for cancellation at an aggregate cost of $16.3 million.  Subsequent to June 30, 2008, we acquired a further 211,900 Class A subordinate voting shares pursuant to this arrangement at a cost of $2.5 million.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Significant Sources and Uses of Cash and Cash Equivalents

As at June 30, 2008, cash and cash equivalents were $147.8 million compared with $172.2 million at June 30, 2007 and $126.9 million at December 31, 2007.  We incurred net cash inflows from continuing operations during the current period of $20.7 million.

Significant cash flows during the first six months of 2008 are as follows:

Significant Cash Flows from Operating Activities

✓

The effect of changes in client account balances and to changes in securities owned or sold short will vary significantly on a day-to-day basis as previously noted.  These changes will cause movements of cash in our financial services operating subsidiaries.  Changes in cash resulting from these types of transactions may not necessarily reflect any meaningful change in our own financial position and, in fact, cash accessibility may be restricted due to the regulatory environment in which these subsidiaries operate.  During the first six months of 2008, variations in these balances required cash outflows of $34.2 million compared with $108.4 million in the same period of 2007.

✓

Bank indebtedness which reflects the use of DundeeWealth’s brokerage subsidiary’s call loan facility may also vary significantly on a period-by-period basis.  In the first six months of 2008, changes in call loan balances generated cash inflows of $60.4 million compared with $80.3 million in the same period of 2007.

✓

Dundee Realty utilized cash of $34.4 million in the development of land, housing and condominium inventory.  In the same period of the prior year, these real estate activities required cash of approximately $13.1 million.

✓

Changes in working capital of the real estate segment generated cash of $40.7 million in the first six months of 2008 compared with $26.6 million in the same period of 2007.  Availability of working capital in our real estate segment is project driven as cash flows may be dependent on the period in which a development project is undertaken, completed or sold.

Significant Cash Flows from Investing Activities

✓

During the first quarter of 2008, we paid cash of $69.9 million to complete market purchases of DundeeWealth as discussed under “Step Acquisition of DundeeWealth”.  In the current quarter, we spent a further $19.3 million to acquire additional shares of Eurogas pursuant to a rights offering.

✓

Gross additions of new AUM in DundeeWealth were $5.0 billion in the first six months of 2008 (2007 – $4.1 billion).  Sales commissions paid on these new AUM were $64.7 million (2007 – $56.0 million).

✓

In the first half of 2008, we invested $49.3 million (2007 – $128.9 million) in new investments or in acquiring an increased interest in existing investment portfolio positions.  Proceeds from sales of corporate investments were $102.0 million in the first half of 2008 (2007 – $6.0 million).

✓

Real estate acquisitions and development activities (other than for inventory referred to above) required cash of $9.4 million in the six months ended June 30, 2008 compared with $14.5 million in the comparative 2007 period.  In addition, during the first half of 2007, our real estate activities generated net cash of $17.2 million from the sale of certain revenue properties.

Significant Cash Flows from Financing Activities

✓

During the first half of 2008, we purchased 1,711,511 shares for cancellation under our normal course issuer bid at an aggregate cost of $16.3 million.

✓

During the first half of 2008, DundeeWealth purchased 712,900, shares for cancellation under its normal course issuer bid at an aggregate cost of $9.4 million.

✓

During the first six months of 2008, DundeeWealth repaid $24.9 million against its revolving term credit facility.  In the same period of 2007, DundeeWealth had drawn an additional $191.9 million against these facilities.

✓

During the first six months of 2008, the Company drew $35.1 million against its own revolving term credit facility.

DUNDEE CORPORATION

Our main operating subsidiaries in the wealth management segment function in a regulated environment and are therefore required to maintain levels of capital in liquid assets in accordance with regulatory requirements.  This may impact our ability to transfer cash resources within certain of our consolidated entities.  At June 30, 2008, all regulated entities complied with applicable regulatory capital requirements.

Cash Requirements

The Company’s $150 million revolving term credit facility allows it to manage its cash flow requirements by not having to dispose of investments at an inopportune time.  At June 30, 2008, we had drawn an aggregate of $40.9 million pursuant to the terms of this credit facility.

On an ongoing and consolidated basis, the Company will require cash to support regulatory capital in its regulated subsidiaries, to support new business initiatives, to finance the sales commissions associated with new products, to develop our real estate inventory and our resource related properties, to purchase corporate investments, to meet the obligations under our other contractual commitments and to finance interest and dividend payments on our preferred shares and debt obligations.  The potential success of our business initiatives may necessitate increased capital beyond anticipated levels.

A recurring capital requirement within DundeeWealth is the financing required for mutual fund sales commissions, which DundeeWealth continues to fund internally, thereby permitting it to retain all of the management fees associated with the new assets and to benefit from the tax deduction associated with the commission expense.  From time to time, DundeeWealth elects to be a seed investor in new products which it launches.  As at June 30, 2008, DundeeWealth had approximately $397.3 million in unutilized borrowings under its bank credit facility.

Our real estate segment will require working capital to finance development of planned land and housing and condominium projects.  We expect to continue investing in our real estate segment in the future, both in acquiring new product and in developing existing projects.  We currently anticipate that operating cash flows from real estate activities will be sufficient to meet cash flow requirements for real estate development.  Our real estate segment has a revolving term credit facility of $150 million, providing us with increased flexibility to operate this business efficiently.

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

Three months ended June 30, 2008 compared with the three months ended June 30, 2007

(in thousands of Canadian dollars)						2008

	Wealth			Other Investments
For the three months ended June 30, 2008	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 127,401	$ -	$ -	$ -	$ -	$ 127,401
Redemption fees	4,123	-	-	-	-	4,123
Financial services	97,693	-	-	438	(438)	97,693
Real estate revenue	-	49,227	-	-	-	49,227
Investment income	4,801	(115)	2,151	3,268	(2,497)	7,608
	234,018	49,112	2,151	3,706	(2,935)	286,052
EXPENSES
Selling, general and administrative	77,991	649	1,586	3,152	(438)	82,940
Variable compensation	63,316	-	-	-	-	63,316
Trailer service fees	37,697	-	-	-	-	37,697
Operating costs, real estate	-	34,275	-	-	-	34,275
	179,004	34,924	1,586	3,152	(438)	218,228
OPERATING EBITDA	55,014	14,188	565	554	(2,497)	67,824
Amortization of deferred sales commissions	20,162	-	-	-	-	20,162
Depreciation, depletion and amortization	3,152	1,090	24	452	-	4,718
Interest expense	4,502	2,520	1,101	2,325	(3,315)	7,133
Fair value adjustment on available-for-sale securities	-	-	-	-	-	-
Gain on exchangeable debentures	-	-	-	(342)	-	(342)
OPERATING EARNINGS (LOSS)	27,198	10,578	(560)	(1,881)	818	36,153
Equity earnings	-	214	3,822	-	-	4,036
Non-controlling interest	(8,119)	(1,650)	201	-	-	(9,568)
	19,079	9,142	3,463	(1,881)	818	30,621
Dilution loss						(4,798)
Income taxes						(19,238)
Net earnings from continuing operations	19,079	9,142	3,463	(1,881)	818	6,585
Loss from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	-	-	-	-	-
Share of earnings of discontinued operations
of Dundee REIT, net of tax	-	-	-	-	-	-

NET EARNINGS FOR THE PERIOD	$ 19,079	$ 9,142	$ 3,463	$ (1,881)	$ 818	$ 6,585

(in thousands of Canadian dollars)						2007

	Wealth			Other Investments
For the three months ended June 30, 2007	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management fees	$ 114,355	$ -	$ -	$ -	$ -	$ 114,355
Redemption fees	3,985	-	-	-	-	3,985
Financial services	111,956	-	-	525	(526)	111,955
Real estate revenue	-	80,191	-	-	-	80,191
Investment income (loss)	3,289	(1,799)	(180)	3,180	(2,386)	2,104
	233,585	78,392	(180)	3,705	(2,912)	312,590
EXPENSES
Selling, general and administrative	77,497	2,136	2,441	3,774	(526)	85,322
Variable compensation	73,949	-	-	-	-	73,949
Trailer service fees	32,432	-	-	-	-	32,432
Operating costs, real estate	-	49,775	-	-	-	49,775
	183,878	51,911	2,441	3,774	(526)	241,478
OPERATING EBITDA	49,707	26,481	(2,621)	(69)	(2,386)	71,112
Amortization of deferred sales commissions	16,550	-	-	-	-	16,550
Depreciation, depletion and amortization	3,466	947	23	852	-	5,288
Interest expense	6,219	2,434	888	4,540	(3,204)	10,877
Loss on exchangeable debentures	-	-	-	4,390	-	4,390
OPERATING EARNINGS (LOSS)	23,472	23,100	(3,532)	(9,851)	818	34,007
Equity earnings (loss)	-	(4,988)	14,799	-	-	9,811
Non-controlling interest	(5,992)	(3,277)	595	-	-	(8,674)
	17,480	14,835	11,862	(9,851)	818	35,144
Dilution gains						3,263
Income taxes						(21,373)
Net earnings from continuing operations	17,480	14,835	11,862	(9,851)	818	17,034
Loss from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	1,422	-	-	-	-	1,422
Share of earnings of discontinued operations
of Dundee REIT, net of tax	-	1,074	-	-	-	1,074

NET EARNINGS FOR THE PERIOD	$ 18,902	$ 15,909	$ 11,862	$ (9,851)	$ 818	$ 19,530

DUNDEE CORPORATION

Consolidated Earnings in the Second Quarter of 2008 compared with the Second Quarter of 2007

Net earnings in the second quarter of 2008 were $6.6 million, a decrease of $12.9 million over net earnings in the second quarter of 2007.  Earnings in the second quarter of 2008 are net of a dilution loss of $4.8 million relating to the completion of the partnership agreement with ACS and subsequent dilution in Escal as discussed previously.  Although earnings from the wealth management division continue to exhibit a solid trend, our net earnings reflect lower profits from our equity accounted investments in both the resources and real estate segments, as well as lower real estate activities generally.

SEGMENTED EARNINGS INFORMATION FOR THE SECOND QUARTER OF 2008

DundeeWealth Inc.

In the second quarter of 2008, DundeeWealth earned EBITDA of $55.3 million and net earnings from continuing operations of $15.9 million.  This compares with EBITDA of $50.1 million and net earnings from continuing operations of $13.7 million in the second quarter of 2007

Driven by higher levels of average AUM that resulted from net asset gathering activities and strong fund performance, DundeeWealth’s average AUM increased to $28.5 billion in the second quarter of 2008 compared with $24.8 million in the second quarter of 2007.  These higher AUM levels increased management fee revenues to $121.9 million in the second quarter of 2008 compared with $107.7 million earned in the same period of 2007.

Trailer fee expense, before intercompany eliminations, increased to $39.7 million in the second quarter of this year compared with $34.2 million in the second quarter of 2007, representing approximately 0.6% of average AUM in each period.  The increase also reflects a higher average proportion of AUM conducted on an initial sales charge basis as these AUM generally pay a higher trailer service fee.

DundeeWealth Financial generated gross margins of $40.9 million in the second quarter of 2008 compared with $46.3 million in the same period of 2007.  Approximately 58% of the gross margin in the second quarter was generated by retail distribution activities with the balance being attributed to capital markets activities.

Consistent with results experienced on a year-to-date basis, retail commissions and trailer service fee revenues declined in the second quarter of 2008 compared with results in the second quarter of 2007.  This trend reflects reduced investor activity in financial markets during the quarter, as well as the impact of market volatility on our AUA.

Variable compensation expense relating to retail distribution activities was $67.9 million (2007 – $71.4 million), resulting in a contribution margin of 26% (2007 – 28%).  The decline in contribution margin is reflective of a proportionately higher percentage of commission and trailer service fee revenues from assets that are generally subject to a higher variable compensation amount. [NTD: to discuss]

Corporate finance revenue was $8.5 million in the second quarter of 2008 compared with $18.8 million in the second quarter of 2007.  Mark-to-market adjustments in trading and corporate finance inventories, including broker warrants, contributed to an increase in principal trading revenues to $10.6 million in the second quarter of 2008 compared with $7.4 million in the same period of 2007.

Variable compensation expense relating to capital markets activities was $10.6 million (2007 – $16.0 million), representing a contribution margin of 62% (2007 – 54%), and, consistent with our year-to-date results, reflects the effect of lower departmental profitability.

DUNDEE CORPORATION

Real Estate Segment

	Three months to June 30, 2008				Three months to June 30, 2007
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin

Revenue properties	$ 8,967	$ 6,593	$ 2,374	26.5%	$ 8,913	$ 6,784	$ 2,129	23.9%
Land	14,147	8,315	5,832	41.2%	44,530	18,829	25,701	57.7%
Housing and condominiums	18,817	17,141	1,676	8.9%	25,839	24,162	1,677	6.5%
Management fees	5,749	2,226	3,523	61.3%	107	-	107	100.0%
Other	1,547	-	1,547	N/A	802	-	802	N/A
	$ 49,227	$ 34,275	$ 14,952	30.4%	$ 80,191	$ 49,775	$ 30,416	37.9%
* Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

Revenue from land sales in the second quarter of 2008 was $14.1 million generating operating profits of $5.8 million or 41.2%.  This compares with revenues of $44.5 million generating operating profits of $25.7 million or 57.7% in the same period of 2007.  Operating profits have decreased as a result of a reduction in the number of lots available for sale compared to 2007.

Revenue from sales of housing and condominium units decreased in the second quarter to $18.8 million from $25.8 million in the same period of 2007.  Housing operations in western Canada achieved strong growth compared to 2007 that translated into a $1.3 million increase in operating profits, mainly as a result of strong demand and higher selling prices in Saskatoon.  Results in the quarter are negatively impacted by $0.9 million of selling and marketing costs related to condominium development in Toronto that have been expensed as a result of an accounting policy change that precludes capitalizing such costs as a component of inventory.

Management fee revenues increased to $5.7 million and generated $3.5 million of operating profits representing a 61.3% operating margin reflecting asset management, acquisition and financing fees related to assets that Dundee Real Estate Asset Management currently manages.

Resources Segment

Operating EBITDA in our resources segment was $0.6 million in the second quarter of 2008 compared with a deficit in operating EBITDA in the second quarter of 2007 of $2.6 million.  Prior year results reflect a provision against previously deferred expenses relating to a Bolivian project.

Our share of earnings from our resource-based equity accounted investments was $3.8 million in the second quarter of 2008 compared with $14.8 million in the same period of 2007.

Breakwater

Contribution margins from mining activities were $17.1 million on revenues of $78.3 million in the current quarter compared with contribution margins from mining activities of $43.1 million on revenues of $78.1 million in the same period of 2007.  While sales of concentrate increased by 87%, this was offset by a substantially lower zinc price, and Breakwater experienced higher direct operating costs reflecting increased costs for fuel and labour.

Our share of earnings from our investment in Breakwater were $6.7 million in the second  quarter of this year compared with $9.7 million earned in the second quarter of 2007.

DUNDEE CORPORATION

Dundee Precious

The net loss recognized by Dundee Precious for the second quarter of 2008 was $14.1 million compared with net earnings of $23.5 million in the second quarter of 2007.  Lower gross profits from mining operations and lower net realized gains on sales of certain of their investments in the second quarter of 2008 relative to the second quarter of 2007 contributed to the net loss.  The decrease in gross profits from mining operations was due to lower deliverables of concentrate and higher production costs, partially offset by strong prices for gold, copper and silver.

Our share of the loss from our investment in Dundee Precious was $2.8 million in the second quarter of 2008 compared with earnings of $5.1 million in the second quarter of last year.

CONSOLIDATED QUARTERLY RESULTS

(in thousands of dollars, except per share amounts)
	2008		2007				2006
For the three months ended,	30-June	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep

Revenues	$ 286,052	$ 264,950	$ 457,846	$ 324,918	$ 312,590	$ 300,714	$ 395,532	$ 227,551
Dilution gain (loss)	(4,798)	423	2,125	74,127	3,263	57,076	550	2,098
Net (loss) earnings from
continuing operations	6,585	(16,333)	51,174	111,206	17,034	95,470	40,773	4,417

Gain (loss) from discontinued operations
of DundeeWealth (a)	-	69	(4,052)	(71,943)	1,422	(2,270)	(6,167)	(2,780)

Share of earnings of discontinued
operations of Dundee REIT (b)	-	-	689	93,063	1,074	1,083	1,230	1,663
Net (loss) earnings for the period	$ 6,585	$ (16,264)	$ 47,811	$ 132,326	$ 19,530	$ 94,283	$ 35,836	$ 3,300

(Loss) earnings per share
Basic
Continuing operations	$ 0.09	$ (0.22)	$ 0.68	$ 1.47	$ 0.23	$ 1.27	$ 0.54	$ 0.05
Discontinued operations	-	-	(0.05)	0.28	0.03	(0.02)	(0.06)	(0.01)
	$ 0.09	$ (0.22)	$ 0.63	$ 1.75	$ 0.26	$ 1.25	$ 0.48	$ 0.04
Diluted
Continuing operations	$ 0.08	$ (0.22)	$ 0.63	$ 1.41	$ 0.20	$ 1.21	$ 0.47	$ 0.06
Discontinued operations	-	-	(0.04)	0.37	0.03	(0.01)	(0.06)	(0.02)
	$ 0.08	$ (0.22)	$ 0.59	$ 1.78	$ 0.23	$ 1.20	$ 0.41	$ 0.04

(a)

Net of tax and non-controlling interest

(b)

Net of tax

➢

The first quarter of 2008 includes a fair value adjustment of $75.9 million relating to DundeeWealth’s ABCP portfolio. DundeeWealth had previously recognized a $37.6 million fair value adjustment in the fourth quarter of 2007 in continuing operations and it recognized a $57.6 million fair value adjustment in the third quarter of 2007 which was included in the loss from discontinued operations.

➢

Primarily as a result of the sale of portfolio assets of Dundee REIT to GE, the Company recorded equity earnings, net of tax, of $93.1 million in the third quarter of 2007.  These earnings represent the Company’s share of the gain recognized by Dundee REIT in respect of the transaction.  The operations and resulting gain on sale of the portfolio assets have been recorded as our share of earnings of discontinued operations of equity accounted investees.

➢

Also included in earnings during the third quarter of 2007 is a loss of $71.9 million, representing the discontinued operations and resulting loss on sale realized by DundeeWealth on the sale of Dundee Bank of Canada.  This loss from sale includes the $57.6 million fair value adjustment to DundeeWealth’s ABCP portfolio referred to above.

➢

Net earnings in the second quarter of 2008 included a dilution loss in respect of the completion of our partnership arrangement with ACS relating to our interest in Escal.  In the third quarter of 2007, we recorded a dilution gain of $74.1 million, primarily as a result of the issuance of equity by DundeeWealth to Scotiabank in that quarter.  A similar dilution gain of $55.7 million was recorded in the first quarter of 2007 in respect of shares issued by DundeeWealth on the acquisition of the non-controlling shareholder’s interest.

➢

Real estate operations are project driven.  Real estate revenue and associated real estate operating costs are only included in operations in periods where a development project is completed and sold.  Otherwise, these costs are deferred in real estate inventory.  This may also cause significant fluctuations in net operating earnings from period to period.

DUNDEE CORPORATION

➢

Revenues in each of the fourth quarters of 2007 and 2006 from our wealth management operations, include performance fee revenues, net of related expenses.  These performance fee revenues are contingent on the market values of the underlying portfolio as at the respective year ends, and accordingly they are recorded as revenues only when such year end values have been finalized.  Fourth quarter investment management revenues in 2007 and 2006 included performance fee revenues of $96.5 million and $125.0 million, respectively.

➢

Consistent with activity in the wealth management industry, our brokerage and mutual fund dealer activities expect higher retail commissions and trailer service fee revenue in the first quarter of each year as this is the high-volume RRSP season. However, in the first quarter of 2008, and consistent with general markets and industry activity, revenues were below that experienced in the first quarter of prior years.

➢

Investment income includes income earned from dispositions of our investment holdings.  Investment gains or losses are only recorded when we dispose of an investment and we therefore experience significant quarterly fluctuations in these amounts, depending on when we actually effect a disposition.

➢

Our share of earnings of equity accounted investees is included in net earnings for each quarter.  Earnings from each of our equity accounted investees and dilution gains and losses in investee companies may fluctuate significantly from period to period and may depend on market forces or other operating conditions that are not necessarily under our control.

➢

In the fourth quarter of 2006, we determined that political uncertainties in our Bolivian properties required us to record an aggregate fair value adjustment of $12.0 million.  The timing of circumstances requiring fair value adjustments depends upon many factors and is not predictable.

BUSINESS ACQUISITIONS COMPLETED SUBSEQUENT TO QUARTER END

On July 21, 2008, DundeeWealth announced the completion of two acquisitions that will diversify its distribution platform and provide access to distribution in the United States.

DundeeWealth completed an acquisition of 60% of Toronto-based institutional money manager Aurion Capital Management Inc. (“Aurion”).  In a separate transaction, DundeeWealth acquired 89% of BHR Fund Advisors, L.P. (“BHR”), a U.S. based mutual fund manager and distribution platform.

The majority stake in Aurion was purchased with a combination of cash of $6.5 million and 1,417,582 common shares of DundeeWealth that totalled approximately $26 million and is subject to a three-year completion agreement tied to asset retention.  The remaining 40% of the company will be held by Aurion employees.  The acquisition of Aurion allows DundeeWealth to diversify into the institutional market.

BHR was acquired in exchange for cash of US$3.2 million of which US$1 million is subject to a one-year completion agreement tied to asset growth targets.  The remaining 11% of the company will be held by BHR management.  BHR, located in the Philadelphia area, is a registered investment advisor regulated by the Securities and Exchange Commission.  The BHR transaction provides DundeeWealth with a fully-functional product creation and distribution platform in the United States.

CONTINGENCIES, COMMITMENTS AND OFF BALANCE SHEET OBLIGATIONS

Other than as disclosed in the notes to the interim unaudited consolidated financial statements for the period ended June 30, 2008, there have been no substantive changes in the description and nature of contingencies, commitments and off-balance sheet obligations from those described in note 19 to the 2007 Audited Consolidated Financial Statements and the associated Management’s Discussion and Analysis as at and for the year ended December 31, 2007.

DUNDEE CORPORATION

RELATED PARTY TRANSACTIONS

There have been no significant changes to the nature and scope of related party transactions to those described in note 22 to the 2007 Audited Consolidated Financial Statements and on page 34 of the accompanying Management’s Discussion & Analysis.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Certain accounting policies are critical to understanding our results of operations and financial conditions.  Some of these policies require that we make certain judgements and estimates on matters that are uncertain.  These estimates affect the reported amount of assets and liabilities as well as revenues and expenses.  Changes to these estimates may result in material changes to the Company’s results of operations and financial condition.  These interim unaudited consolidated financial statements follow the same accounting principles and methods of application as those disclosed in notes 1 and 2 to the 2007 Audited Consolidated Financial Statements.  A summary of the more significant judgments and estimates made by management is provided on pages 34 through 37 to the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2007.

FUTURE ACCOUNTING CHANGES

Goodwill and Intangible Assets

In February 2008, the CICA Accounting Standards Board issued section 3064 “Goodwill and Intangible Assets”, which provides extensive guidance on when expenditures qualify for recognition as intangible assets and clarifies the fact that costs can be deferred only when they relate to an item that meets the definition of an asset.  The new standard is effective for the Company beginning in the first quarter of 2009.  The Company is currently assessing the impact of this new accounting standard.

International Financial Reporting Standards

On February 13, 2008, the CICA Accounting Standards Board confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards ("IFRS") effective in calendar year 2011, with early adoption allowed starting in calendar year 2009.  IFRS uses a conceptual framework similar to Canadian GAAP, but there may be significant differences on recognition, measurement and disclosure that may materially impact the Company's consolidated financial statements.

The implementation of IFRS will apply to the Company's interim and annual financial statements beginning on or after January 1, 2011, including the restatement of comparative amounts for 2010.  As a result, the Company has established an IFRS implementation committee with a mandate to oversee the conversion process, including any impact that the conversion may have on business practices, systems and internal controls over financial reporting.  The implementation committee will be initiating an analysis of the differences between IFRS and the Company's current accounting policies, as well as an assessment of the impact of various accounting alternatives offered pursuant to IFRS.  The implementation committee is also designing a training program for key employees responsible for financial reporting.

INTERNAL CONTROLS AND PROCEDURES

During 2007, the Company completed a detailed evaluation of the effectiveness of internal controls over financial reporting using the COSO (Committee of Sponsoring Organizations of the Treadway Commission) framework to provide reasonable assurance regarding the reliability of financial reporting, its compliance with Canadian GAAP and the preparation of financial statements for external purposes. Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be designed effectively can provide only reasonable assurance with respect to financial reporting and financial statement preparation.

DUNDEE CORPORATION

Based on the evaluation completed at December 31, 2007, the Chief Executive Officer and Chief Financial Officer certified that the design of internal controls over financial reporting was effective.

There were no changes in internal control over financial reporting that occurred during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGING RISK

The Company is exposed to a number of risks that have the potential to affect its operating and financial performance.  These risks have been detailed in the section entitled “Managing Risk” in the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2007 and the section entitled “Risk Factors” in the Company’s Annual Information Form. The Company has not identified any material changes to the risk factors affecting our business and our approach to managing those risks from those described in the documents referred to above.

On January 1, 2008, the Company adopted the provisions of CICA handbook sections 3862 “Financial Instruments – Disclosures”, 3863 “Financial Instruments – Presentation” and 1535 “Capital Disclosures”.  These new standards enhance disclosure requirements on the nature and extent of risks arising from financial instruments in particular, and requires both qualitative and quantitative disclosures on managing those risks.  The impact of these standards is disclosed in notes 15 and 16 to the interim unaudited consolidated financial statements for the period ended June 30, 2008.

FORWARD LOOKING STATEMENTS

Dundee Corporation’s public communications may include written or oral forward looking statements.  Statements of this type are included in this Management’s Discussion and Analysis (“MD&A”), and may be included in other filings with the Canadian and United States securities regulators, stock exchanges or in other communications.  All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. Securities laws.  Forward looking statements may include, but are not limited to, statements about anticipated future events including comments with respect to our objectives and priorities for 2008 and beyond, strategies or further actions with respect to the Company, its products and services, business operations, financial performance and condition.  Forward looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on current expectations of management of the Company and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and those affecting the financial services industry generally.  The forward looking information contained in this MD&A is presented for the purpose of assisting our shareholders in understanding our business and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

The risks, uncertainties and other factors that may influence actual results are referenced in the Company’s public filings with provincial securities regulatory authorities, including, without limitation, the section entitled “Managing Risk” in the Company’s MD&A as at and for the year ended December 31, 2007 and the section entitled “Risk Factors” in the Company’s Annual Information Form for the same period which may be accessed at www.sedar.com.  Actual results may differ materially from the forward looking statements contained in this MD&A, depending upon, among other factors, general economic and market conditions, our ability to execute our strategic plans and meet financial obligations, the performance of the Company’s principal subsidiaries and the Company’s ability to raise additional capital; creating, attracting and retaining assets under management and assets under administration; competition faced by the Company; regulation of the Company’s businesses; risks associated with the Company’s real estate and resources businesses and the Company’s investment holdings in general, including risks associated with oil and gas and mining exploration, development and processing activities, environmental risks, inflation, changes in interest rates, commodity prices and other financial exposures; maintenance of minimum regulatory capital requirements for certain of the Company’s subsidiaries and the ability of the Company and its subsidiaries to attract and retain key personnel.  The preceding list is not exhaustive of all possible risk factors that may influence actual results, and are identified based upon information available as of August 13, 2008.

DUNDEE CORPORATION

Assumptions about the future performance of the Canadian and U.S. economies were material factors considered by management when setting the Company’s strategic priorities and objectives, and when determining our financial targets.  In determining our expectations for economic growth in the financial services, real estate and resource sectors, we considered historical economic data provided by the Canadian government and its agencies and current market conditions, including the status of the current credit crisis.

Forward looking statements contained in this MD&A are not guarantees of future performance and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Company and not place undue reliance on forward looking statements.  As evidenced by recent market events, circumstances affecting the Company may change rapidly.  Except as may be required by applicable law, the Company does not undertake any obligation to update publicly or revise any such forward looking statements, whether as a result of new information, future events or otherwise.

INFORMATION CONCERNING DUNDEE CORPORATION

Additional information relating to Dundee Corporation, including a copy of the Company’s Annual Information Form, may be found on SEDAR at www.sedar.com.

Toronto, Ontario

August 13, 2008

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D B A L A N C E S H E E T S

As at June 30, 2008 and December 31, 2007
(expressed in thousands of Canadian dollars) (unaudited)

	June 30, 2008	December 31, 2007

ASSETS
Cash and cash equivalents	$ 147,769	$ 126,915
Accounts receivable (note 2)	286,781	399,904
Client accounts receivable (note 3)	840,969	408,778
Trading securities owned	174,134	263,943
Available-for-sale securities (note 4)	486,685	645,181
Equity accounted investments (note 2 and 5)	291,370	289,041
Deferred sales commissions	232,619	207,005
Capital, real estate and other assets (note 2)	525,094	559,603
Goodwill and other intangible assets (note 7)	746,765	705,439
Assets of discontinued operations	-	3,287
TOTAL ASSETS	$ 3,732,186	$ 3,609,096

LIABILITIES
Bank indebtedness	$ 103,549	$ 43,125
Accounts payable and accrued liabilities	258,667	349,742
Client deposits and related liabilities (note 8)	765,497	423,320
Trading securities sold short	72,537	106,521
Income taxes payable	22,156	46,319
Corporate debt (note 9)	521,879	509,142
Preference shares, series 1 (note 10)	147,196	147,020
Future income tax liabilities	100,230	134,862
Liabilities of discontinued operations	-	2,395
	1,991,711	1,762,446

NON-CONTROLLING INTEREST	660,928	726,394

SHAREHOLDERS' EQUITY
Share capital (note 11)
Common shares	289,455	292,538
Contributed surplus	10,680	7,513
Retained earnings	793,102	818,885
Accumulated other comprehensive (loss) income	(13,690)	1,320
	1,079,547	1,120,256
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,732,186	$ 3,609,096
The accompanying notes are an integral part of these consolidated financial statements

Contingencies and commitments (note 14)

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F O P E R A T I O N S

For the three and six months ended June 30, 2008 and 2007
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
		Three Months		Six Months
	2008	2007	2008	2007

REVENUES
Management fees	$ 127,401	$ 114,355	$ 245,400	$ 221,157
Redemption fees	4,123	3,985	7,971	8,023
Financial services	97,693	111,955	186,189	227,228
Real estate revenues	49,227	80,191	99,875	144,420
	278,444	310,486	539,435	600,828
Investment income (note 6)	7,608	2,104	11,567	12,476
	286,052	312,590	551,002	613,304
EXPENSES
Selling, general and administrative	82,940	85,322	169,472	163,904
Variable compensation	63,316	73,949	124,320	152,106
Trailer service fees	37,697	32,432	71,976	62,465
Operating costs, real estate	34,275	49,775	69,145	92,315
	218,228	241,478	434,913	470,790
OPERATING EARNINGS BEFORE INTEREST,
TAXES, AND OTHER NON-CASH ITEMS	67,824	71,112	116,089	142,514
Amortization of deferred sales commissions	20,162	16,550	39,136	32,133
Depreciation, depletion and amortization	4,718	5,288	9,519	14,723
Interest expense	7,133	10,877	13,543	17,674
Fair value adjustment of available-for-sale securities (note 15)	-	-	75,885	-
Unrealized (gain) loss on exchangeable debentures (note 9)	(342)	4,390	(849)	(2,316)
OPERATING (LOSS) EARNINGS	36,153	34,007	(21,145)	80,300
Share of earnings of equity accounted investees (note 6)	4,036	9,811	3,696	29,802
Dilution (losses) gains (note 2)	(4,798)	3,263	(4,375)	60,339
Income taxes (note 17)
Current	(6,941)	(11,885)	(38,766)	(34,150)
Future	(12,297)	(9,488)	35,966	(7,721)
	(19,238)	(21,373)	(2,800)	(41,871)
Non-controlling interest	(9,568)	(8,674)	14,876	(16,066)
NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS	6,585	17,034	(9,748)	112,504
Earnings (loss) from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	1,422	69	(848)
Share of earnings of discontinued operations of Dundee REIT,
net of tax	-	1,074	-	2,157
NET (LOSS) EARNINGS FOR THE PERIOD	$ 6,585	$ 19,530	$ (9,679)	$ 113,813

NET (LOSS) EARNINGS PER SHARE (note 12)
Basic
Continuing operations	$ 0.09	$ 0.23	$ (0.13)	$ 1.49
Discontinued operations	$ -	$ 0.03	$ -	$ 0.02
Basic (loss) earnings per share	$ 0.09	$ 0.26	$ (0.13)	$ 1.51
Diluted
Continuing operations	$ 0.08	$ 0.20	$ (0.13)	$ 1.31
Discontinued operations	$ -	$ 0.03	$ -	$ 0.02
Diluted (loss) earnings per share	$ 0.08	$ 0.23	$ (0.13)	$ 1.33
The accompanying notes are an integral part of these consolidated financial statements

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C O M P R E H E N S I V E ( L O S S ) I N C O M E

For the three and six months ended June 30, 2008 and 2007
(expressed in thousands of Canadian dollars) (unaudited)
			Three Months		Six Months
	ref	2008	2007	2008	2007
NET (LOSS) EARNINGS FOR THE PERIOD		$ 6,585	$ 19,530	$ (9,679)	$ 113,813
Other comprehensive (loss) income
Unrealized (losses) gains on available-for-sale securities	a	(5,152)	8,155	(80,315)	8,603
Transfer of realized loss (gain) to net (loss) earnings	b	(511)	(467)	51,952	(2,194)
Gains (losses) on foreign currency cash flow hedge	c	(117)	-	201	-
Unrealized foreign currency translation	d	(15)	(4,632)	4,843	(3,974)
Share of other comprehensive loss of equity accounted investees	e	(1,945)	(3,673)	(2,314)	(6,546)
Non-controlling interest in other comprehensive income		3,033	1,340	10,623	1,447
Other comprehensive (loss) earnings from continuing operations		(4,707)	723	(15,010)	(2,664)
Unrealized loss from discontinued operations, net of non-controlling interest and taxes	f	-	(5,707)	-	(5,025)
OTHER COMPREHENSIVE LOSS FOR THE PERIOD		(4,707)	(4,984)	(15,010)	(7,689)
COMPREHENSIVE (LOSS) INCOME		$ 1,878	$ 14,546	$ (24,689)	$ 106,124

a) Net of taxes of		$ 2,014	$ (4,084)	$ 32,914	$ (4,241)
b) Net of taxes of		$ 209	$ 230	$ (21,220)	$ 1,081
c) Net of taxes of		$ 49	$ -	$ (94)	$ -
d) Net of taxes of		$ 65	$ 1,484	$ (1,722)	$ 1,517
e) Net of taxes of		$ 898	$ 1,810	$ 1,057	$ 3,224
f) Net of taxes of		$ -	$ 4,992	$ -	$ 4,344
The accompanying notes are an integral part of these consolidated financial statements

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C H A N G E S I N S H A R E H O L D E R S' E Q U I T Y

As at and for the six months ended June 30, 2008 and the year ended December 31, 2007
(expressed in thousands of Canadian dollars) (unaudited)
				Accumulated
				Other
	Common	Contributed	Retained	Comprehensive
	Shares	Surplus	Earnings	(Loss) Income	Total
Balance, December 31, 2006, as previously reported	$ 289,849	$ 5,426	$ 525,525	$ (1,495)	$ 819,305
Transitional adjustment on adoption of new accounting policy	-	-	468	29,958	30,426
Net earnings	-	-	293,733	-	293,733
Other comprehensive loss	-	-	(366)	(27,143)	(27,509)
Issuance of Class A subordinate shares for cash	71	-	-	-	71
Stock based compensation	-	2,087	-	-	2,087
Cancellation of options	-	-	(475)	-	(475)
Exercise of options	2,618	-	-	-	2,618
Balance, December 31, 2007, as previously reported	292,538	7,513	818,885	1,320	1,120,256
Adoption of new accounting policy	-	-	(4,479)	-	(4,479)
Net loss	-	-	(9,679)	-	(9,679)
Other comprehensive loss	-	-	-	(15,010)	(15,010)
Acquisition of common shares for cancellation (note 11)	(4,667)	-	(11,625)	-	(16,292)
Issuance of Class A subordinate shares for cash	58	-	-	-	58
Issuance of Class A subordinate shares for non-cash consideration	22	-	-	-	22
Stock based compensation	-	3,194	-	-	3,194
Exercise of options	1,504	(27)	-	-	1,477
Balance, June 30, 2008	$ 289,455	$ 10,680	$ 793,102	$ (13,690)	$ 1,079,547
The accompanying notes are an integral part of these consolidated financial statements

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S

For the three and six months ended June 30, 2008 and 2007
(expressed in thousands of Canadian dollars) (unaudited)
		Three months		Six months
	2008	2007	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) earnings from continuing operations for the period	$ 6,585	$ 17,034	$ (9,748)	$ 112,504
Non-cash items in net earnings:
Depreciation, depletion and amortization	24,880	21,838	48,655	46,856
Net investment gains (loss)	(119)	858	(1,686)	(12,348)
Share of unremitted equity earnings	(4,036)	(9,811)	(3,696)	(29,802)
Dilution losses (gains)	4,798	(3,263)	4,375	(60,339)
Fair value adjustment	-	-	75,885	-
Unrealized (gain) loss on exchangeable debentures	(342)	4,390	(849)	(2,316)
Future income taxes	12,297	9,488	(35,966)	7,721
Non-controlling interest	9,568	8,674	(14,876)	16,066
Stock based compensation	6,429	5,942	12,078	9,054
Other	(1,446)	(2,670)	(1,148)	(1,574)
	58,614	52,480	73,024	85,822
Changes in:
Accounts receivable	4,277	(30,312)	117,140	122,365
Accounts payable and accrued liabilities	18,519	4,451	(64,815)	(48,784)
Bank indebtedness	(25,123)	82,887	60,424	80,331
Income taxes payable	(5,743)	(7,188)	(24,194)	(34,859)
Trading securities owned and sold short, net	(25,226)	15,800	55,861	(6,554)
Client accounts receivable, net of client deposits and related liabilities	20,254	(79,845)	(90,014)	(101,828)
Development of land, housing and condominium inventory	(22,941)	(16,107)	(34,355)	(13,068)
Other real estate working capital	25,415	39,199	40,692	26,572
CASH PROVIDED FROM OPERATING ACTIVITIES	48,046	61,365	133,763	109,997
CASH FLOWS FROM INVESTING ACTIVITIES:
Net investment in real estate assets	4,111	(1,341)	1,872	17,184
Sales commissions incurred on distribution of mutual funds	(33,146)	(25,439)	(64,750)	(55,993)
Proceeds from dispositions of corporate investments	221	5,370	101,978	5,956
Acquisitions of corporate investments	(26,549)	(83,971)	(49,311)	(128,855)
Acquisitions of shares from non-controlling interests	-	-	(69,861)	(155,105)
Cash disbursed in business combinations	(19,306)	(1,043)	(19,306)	(1,043)
Acquisition of land held for development	(1,841)	(14,500)	(9,354)	(14,500)
Net changes to capital and other tangible assets	9,395	(2,278)	2,125	(26,628)
CASH USED IN INVESTING ACTIVITIES	(67,115)	(123,202)	(106,607)	(358,984)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of preference shares by subsidiary, net of costs	-	5,397	-	150,969
Issuance of shares to non-controlling shareholders of subsidiaries, net of cancellations	16,784	(598)	15,378	2,467
Change in real estate debt	(3,083)	(2,133)	(2,890)	(23,357)
Change in corporate debt	27,355	125,436	7,639	180,197
Issuance of Class A subordinate shares, net of issue costs	1,393	165	1,535	373
Amounts repaid to non-controlling shareholders	(13,917)	-	(8,917)	-
Acquisition of Class A subordinate shares, net of costs	(16,292)	-	(16,292)	-
Share incentive arrangements	-	(400)	-	(400)
Dividends paid by subsidiaries to non-controlling shareholders	(1,474)	(10,636)	(2,955)	(31,650)
CASH (USED IN) PROVIDED FROM FINANCING ACTIVITIES	10,766	117,231	(6,502)	278,599
NET INCREASE (DECREASE) IN CASH DURING THE PERIOD	(8,303)	55,394	20,654	29,612
Cash and cash equivalents, beginning of period	156,072	169,752	126,915	255,282
Change in net cash relating to discontinued operations	-	(47,953)	200	(107,701)
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 147,769	$ 177,193	$ 147,769	$ 177,193

Cash and cash equivalents, beginning of period
Cash from continuing operations	$ 156,072	$ 133,714	$ 126,915	$ 199,496
Cash from discontinued operations	-	36,038	-	55,786
	$ 156,072	$ 169,752	$ 126,915	$ 255,282

Cash and cash equivalents, end of period
Cash from continuing operations	$ 147,769	$ 121,108	$ 147,769	$ 121,108
Cash from discontinued operations	-	56,085	-	56,085
	$ 147,769	$ 177,193	$ 147,769	$ 177,193
Cash flows from operating activities include the following:
Interest paid	$ 7,133	$ 10,877	$ 13,543	$ 17,674
Taxes paid	$ 14,099	$ 19,246	$ 65,779	$ 71,196
The accompanying notes are an integral part of these consolidated financial statements

DUNDEE CORPORATION

DUNDEE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2008 and 2007

(tabular dollar amounts in thousands of dollars, except per share amounts)

(unaudited)

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND BASIS OF PRESENTATION

These interim consolidated financial statements of Dundee Corporation (the “Company” or “Dundee Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Other than as described herein, these interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 2 to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2007 (“2007 Audited Consolidated Financial Statements”).  The Company’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual consolidated financial statements and, accordingly, should be read in conjunction with the 2007 Audited Consolidated Financial Statements.

The preparation of interim consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingencies as at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Changes in Accounting Policies

Financial Instruments and Capital Disclosures

On January 1, 2008, the Company adopted the provisions of CICA handbook sections 3862 “Financial Instruments – Disclosures,” 3863 “Financial Instruments – Presentation” and 1535 “Capital Disclosures.”  The new standards include enhanced disclosure requirements on the nature and extent of risks arising from financial instruments and how the Company manages those risks.  In addition, section 1535 requires qualitative and quantitative disclosures that enable users of the financial statements to evaluate the Company’s objectives, policies and processes for managing capital.  The impact of these standards is disclosed in notes 15 and 16.

Inventories

On January 1, 2008, the Company adopted the provisions of CICA handbook section 3031 “Inventories.”  The new standard provides guidance on the determination of the cost of real estate inventory and its subsequent recognition as an expense, including any write-down to net realizable value.  The standard also provides guidance on the cost formula used to assign costs to real estate inventories.  The Company’s previous accounting policy in respect of costs of real estate inventory was generally consistent with the requirements of the new standard, with the exception of the capitalizing of certain overhead and selling and marketing costs.  As a result of implementing the new standard, the Company recognized an adjustment to opening shareholders’ equity of $4,479,000, representing a reduction of $8,359,000 and $2,527,000 to “Capital, real estate and other assets” and “Future income tax liabilities,” respectively, net of non-controlling interest of $1,353,000.  The impact of implementing the new standard to the current year’s net earnings was negligible.

DUNDEE CORPORATION

2.

BUSINESS COMBINATIONS, DISPOSITIONS AND REORGANIZATIONS

Partial Disposition of Eurogas Corporation’s (“Eurogas”) Interest in Escal UGS S.L. (“Escal”)

In December 2007, Eurogas entered into agreements with ACS Servicios Comunicaciones y Energia, S.L. (“ACS”) (the “ACS Transaction”), a Spanish construction group, pursuant to which ACS increased its ownership in Escal from 5% to 66.67%.  Correspondingly, Castor UGS Limited Partnership (“CLP”), of which Eurogas is a 73.7% owner, reduced its ownership in Escal from approximately 95% to 33.33%.  The terms of the ACS Transaction were subject to the granting of a development concession by the Spanish authorities in respect of CLP’s natural gas storage project.  The development concession was received on May 16, 2008 and, in accordance with Canadian GAAP, the results and balances of Escal have been deconsolidated and Eurogas’ interest in Escal is shown as an equity accounted investment in the books of the Company, effective May 16, 2008.  The Company recorded a dilution loss of $4,261,000 in respect of this transaction.

The ACS Transaction also provided for the repayment to CLP of amounts previously invested in the natural gas storage project.  The loan amount due from Escal has a principal amount of $44,745,000 (€27,894,000) as at June 30, 2008 and has been included in “Accounts receivable.”  Subsequent to June 30, 2008, CLP received $29,285,000 (€18,256,000) of the amount as partial repayment against the loan.

Step Acquisition of Eurogas

On April 24, 2008, Eurogas completed a rights offering pursuant to which it raised $29,618,000, net of issue costs of $591,000.  The Company’s participation in the rights offering was $19,306,000 and resulted in an increase to the Company’s ownership in Eurogas from 50.8% to 53.4%.  This increase in ownership has been accounted for as a step acquisition in Eurogas, with the aggregate purchase price allocated to the fair value of the assets acquired.  The allocation of the purchase price to fair values resulted in a fair value increment of $1,208,000 to oil and gas properties which has been included in “Capital, real estate and other assets.”  As the amount is attributed to Eurogas’ development operations in Tunisia, it is not currently subject to amortization.

Dilution of Interest in Dundee Realty Corporation (“Dundee Realty”)

In June 2008, the non-controlling shareholder of Dundee Realty exercised an option to acquire an additional 1.5% interest in Dundee Realty for $1,783,000.  The Company recognized a dilution loss of $490,000 in respect of this equity issuance.

Step Acquisition of DundeeWealth Inc. (“DundeeWealth”)

During the first six months of 2008, the Company purchased 5,389,465 common shares of DundeeWealth Inc. (“DundeeWealth”) for cash of $71,497,000.  In the same period, DundeeWealth paid cash of $9,374,000 to purchase and cancel 712,900 common shares pursuant to its normal course issuer bid.  These transactions resulted in a 3.9% increase in the Company’s interest in DundeeWealth.  This increase in ownership has been accounted for as a step acquisition in DundeeWealth, with the aggregate purchase price allocated to the fair value of the assets acquired.  The amount allocated to investment management contracts has been included in “Goodwill and other intangible assets.”  The investment management contracts have an indefinite life and are therefore not subject to amortization.

Net assets acquired
Investment management contracts	$ 70,769
Other net assets	25,454
Future income tax liabilities	(20,168)
$ 76,055
Aggregate purchase price
Cash	$ 80,871
Cash attributed to non-controlling interest	(4,816)
$ 76,055

DUNDEE CORPORATION

3.

CLIENT ACCOUNTS RECEIVABLE

	June 30, 2008	December 31, 2007
Client accounts	$ 568,395	$ 293,497
Brokers' and dealers' balances	209,267	62,087
Securities borrowed	63,307	53,194
	$ 840,969	$ 408,778

4.

AVAILABLE-FOR-SALE SECURITIES

	June 30, 2008	December 31, 2007
Asset-backed commercial paper (note 15)	$ 207,420	$ 283,305
Mutual funds managed by a subsidiary	89,887	171,779
Collateralized loan obligations and other structured products (note 15)	64,710	86,589
Other portfolio investments	124,668	103,508
	$ 486,685	$ 645,181

5.

EQUITY ACCOUNTED INVESTMENTS

		June 30, 2008		December 31, 2007
		Carrying		Carrying
	Ownership	Value	Ownership	Value
Breakwater Resources Ltd.	25%	$ 89,668	25%	$ 83,523
Dundee Precious Metals Inc.	20%	92,861	20%	96,146
Dundee Real Estate Investment Trust	18%	94,607	17%	95,056
Escal UGS S.L. (note 2)	25%	5,403		-
Other		8,831		14,316
		$ 291,370		$ 289,041

The aggregate fair value of equity accounted investments as at June 30, 2008 is $257,729,000 (December 31, 2007 - $413,919,000).

During the second quarter of 2008, the Company acquired 4,000,000 shares of Breakwater Resources Ltd. (“Breakwater”) in the open market at a cost of $2,566,000.

The Company's investment in Dundee Real Estate Investment Trust (“Dundee REIT”) is partially held through limited partnership units of Dundee Properties Limited Partnership (“DPLP”).  The limited partnership units are convertible, at the Company's option, into publicly traded Dundee REIT units on a one-for-one basis.  The Company has placed sufficient units of DPLP into escrow to meet its potential obligation to deliver up to a maximum of 320,840 units pursuant to the exchange feature of its outstanding exchangeable debentures (note 9).

DUNDEE CORPORATION

6.

INVESTMENT INCOME AND INCOME FROM EQUITY ACCOUNTED INVESTEES

		Three months		Six months
For the three and six months ended June 30,	2008	2007	2008	2007
Investment income
Interest, dividends, cash distributions
and foreign exchange	$ 7,489	$ 3,552	$ 9,881	$ 7,155
Realized investment gains	84	435	1,636	2,285
Other gains (loss)	35	(1,883)	50	3,036
	$ 7,608	$ 2,104	$ 11,567	$ 12,476

		Three months		Six months
For the three and six months ended June 30,	2008	2007	2008	2007
Share of earnings from equity accounted investees
Share of earnings	$ 3,648	$ 7,716	$ 3,134	$ 13,935
Gains from dilutions of interest	388	2,095	562	15,867
	4,036	9,811	3,696	29,802
Share of discontinued operations of
equity accounted investees, net of tax	-	1,074	-	2,157
	$ 4,036	$ 10,885	$ 3,696	$ 31,959

7.

GOODWILL AND OTHER INTANGIBLE ASSETS

			June 30, 2008	December 31, 2007
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Goodwill	$ 394,856	$ -	$ 394,856	$ 411,828
Investment management contracts	334,360	-	334,360	274,745
Funds under administration	21,739	8,068	13,671	14,322
Customer relationships	6,651	2,773	3,878	4,544
	$ 757,606	$ 10,841	$ 746,765	$ 705,439

8.

CLIENT DEPOSITS AND RELATED LIABILITIES

	June 30, 2008	December 31, 2007
Client accounts	$ 519,974	$ 268,027
Brokers' and dealers' balances	223,261	135,090
Securities loaned	15,227	15,180
International banking client accounts	7,035	5,023
	$ 765,497	$ 423,320

DUNDEE CORPORATION

9.

CORPORATE DEBT

	June 30, 2008	December 31, 2007
Corporate
$9.5 million, 5.85% exchangeable unsecured subordinated debentures due June 30, 2015	$ 9,599	$ 10,809
$150 million revolving term credit facility due August 30, 2008	40,865	5,737
Other	773	773
Subsidiaries
$500 million revolving term credit facility, DundeeWealth due August 30, 2008	102,722	127,655
$150 million revolving term credit facility, Dundee Realty due November 30, 2009	56,908	59,047
Other real estate debt	158,195	152,466
Series 1 preference shares, DundeeWealth	152,817	152,655
	$ 521,879	$ 509,142

$9,545,000, 5.85% Exchangeable Unsecured Subordinated Debentures

As at June 30, 2008, the market value of the Dundee REIT units underlying the outstanding exchangeable unsecured subordinated debentures (the “Exchangeable Debentures”) was $10,013,000 (December 31, 2007 – $11,239,000).  During the first six months of 2008, the Company recognized a gain of $849,000 (2007 – $2,316,000), representing the reversal of previous periods’ recorded losses resulting from both decreases in the market value of the Dundee REIT units as well as decreases in the amount of Exchangeable Debentures outstanding since December 31, 2007 and 2006, respectively.

During the first six months of 2008, $377,000 par value of Exchangeable Debentures was surrendered for exchange in accordance with their terms (2007 – $33,807,000).  In settlement, the Company delivered 12,669 (2007 – 1,136,351) Dundee REIT units and recognized a gain on disposition of the Dundee REIT units of $50,000 (2007 – $3,036,000) which has been included in investment income.

$150,000,000 – Revolving Term Credit Facility, Corporate

As at June 30, 2008, the Company had borrowed $40,865,000 (December 31, 2007 – $5,737,000) pursuant to its revolving term credit facility.

$500,000,000 – Revolving Term Credit Facility, DundeeWealth

As at June 30, 2008, DundeeWealth had borrowed $102,722,000 pursuant to its revolving term credit facility including foreign-denominated borrowings of US$41,681,000 (December 31, 2007 – US$43,772,000) and €7,590,000 (December 31, 2007 – €8,462,000).

$150,000,000 Revolving Term Credit Facility, Dundee Realty

On April 24, 2008, Dundee Realty amended the terms of its revolving term credit facility with a Canadian chartered bank, increasing the amount available pursuant to the facility from $100,000,000 to $150,000,000.  At June 30, 2008, Dundee Realty had drawn $73,631,000 against its revolving term credit facility, including $16,723,000 in the form of letters of credit.

DUNDEE CORPORATION

10.

PREFERENCE SHARES

Issued and Outstanding Preference Shares, First Series, Series 1

(in thousands of dollars, except for number of shares)
	Number	Par	Issue		Net Book
	of Shares	Value	Costs	Premium	Value
Balance as at December 31, 2007	6,000,000	$ 150,000	$ (4,030)	$ 1,050	$ 147,020
Amortization during the period	-	-	237	(61)	176
Balance as at June 30, 2008	6,000,000	$ 150,000	$ (3,793)	$ 989	$ 147,196

11.

SHARE CAPITAL

Issued and Outstanding

(in thousands of dollars, except for number of shares)
	SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	Number	Amount	Number	Amount	Number	Amount
Total Share Capital
Outstanding December 31, 2007	72,443,840	$ 284,370	3,120,402	$ 8,168	75,564,242	$ 292,538
Issued (redeemed) during the period
ended June 30, 2008
Redeemed pursuant to issuer bid	(1,171,511)	(4,667)	-	-	(1,171,511)	(4,667)
Issuance of shares under the
share incentive plan	6,208	80	-	-	6,208	80
Options exercised	162,500	1,504	-	-	162,500	1,504
Conversion from Class B Shares
to Subordinate Shares	359	1	(359)	(1)	-	-
Total Share Capital
Outstanding June 30, 2008	71,441,396	$ 281,288	3,120,043	$ 8,167	74,561,439	$ 289,455

Normal Course Issuer Bid

During the first six months of 2008, the Company purchased 1,171,511 Subordinate Shares, having an aggregate stated capital value of $4,667,000, for cancellation pursuant to its normal course issuer bid.  The Company paid $16,292,000 to retire these shares.  The excess of the purchase price over the value of stated capital, which totalled $11,625,000, has been recorded as a reduction of retained earnings.

Share Option Plan

In the first six months of 2008, the Company issued 162,500 shares on the exercise of options at an average price of $9.09 per share.

DUNDEE CORPORATION

12.

NET (LOSS) EARNINGS PER SHARE

(in thousands of Canadian dollars, except weighted average number of shares outstanding and per share amounts)
Three months	Six months
For the three and six months ended June 30,	2008	2007	2008	2007
Net (loss) earnings available to Subordinate and Class B Shareholders
Continuing operations	$ 6,585	$ 17,034	$ (9,748)	$ 112,504
Discontinued operations	$ -	$ 2,496	$ 69	$ 1,309
Weighted average number of shares outstanding	74,926,448	75,324,345	75,251,405	75,316,677
Basic (loss) earnings per share
Continuing operations	$ 0.09	$ 0.23	$ (0.13)	$ 1.49
Discontinued operations	-	$ -	$ 0.03	$ -	$ 0.02
Basic (loss) earnings per share	$ 0.09	$ 0.26	$ (0.13)	$ 1.51
Effect of dilutive securities to available net (loss) earnings
Continuing operations	$ (710)	$ 927	$ -	$ 1,918
Discontinued operations	$ -	$ (181)	$ -	$ 108
Effect of dilutive securities to weighted average
number of shares outstanding	2,454,625	11,525,621	-	11,801,504
Diluted (loss) earnings per share
Continuing operations	$ 0.08	$ 0.20	$ (0.13)	$ 1.31
Discontinued operations	$ -	$ 0.03	$ -	$ 0.02
Diluted (loss) earnings per share	$ 0.08	$ 0.23	$ (0.13)	$ 1.33

13.

STOCK BASED COMPENSATION

Note 18 to the 2007 Audited Consolidated Financial Statements provides details in respect of the Company’s stock based compensation plans.

Share Purchase Plan

During the three and six months ended June 30, 2008, eligible participants contributed an aggregate of $31,100 and $58,400 (2007 – $18,300 and $34,700) respectively, to the Share Purchase Plan and the Company recognized associated compensation expense of equal amounts.  During the first six months of 2008, the Company issued 6,208 Subordinate Shares with a stated value of $80,000, from treasury pursuant to the terms of the Share Purchase Plan and the Company  purchased Subordinate Shares in the open market with the remaining contributions.

Share Bonus Plan

The Company has not issued shares under the terms of its Share Bonus Plan during the first six months of 2008 and 2007.

DUNDEE CORPORATION

Share Option Plan

During the first six months of 2008, the Company recognized compensation expense of $415,000 (2007 - $422,000) in respect of outstanding share options.  A summary of the status of outstanding options at June 30, 2008 and December 31, 2007 and the changes during the six months and year then ended, respectively, is as follows:

		June 30, 2008		December 31, 2007
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	3,864,644	$ 6.67	4,183,644	$ 6.84
Exercised	(162,500)	$ 9.09	(319,000)	$ 8.90
Outstanding, end of period	3,702,144	$ 6.57	3,864,644	$ 6.67
Exercisable Options	3,411,144	$ 6.34	3,282,645	$ 6.23

			Weighted
			Average
		Weighted	Remaining
	Options	Average	Contractual	Options
Exercise Price Range	Outstanding	Exercise Price	Life (Years)	Exercisable
$4.38 to $4.83	1,078,032	$ 4.78	1.00	1,078,032
$4.90 to $5.42	1,169,112	$ 4.97	1.86	1,169,112
At $9.17	1,455,000	$ 9.17	1.27	1,164,000

Deferred Share Unit Plan

During the six month period ended June 30, 2008, the Company issued 256,333 (2007 – 32,901) deferred share units to certain executives and directors of the Company, including 231,163 deferred share units used to settle compensation arrangements relating to prior years.  Each unit entitles the holder to a Subordinate Share on retirement.  During the first six months of 2008, the Company recognized compensation expense of $354,000 (2007 – $353,000) in respect of the Deferred Share Unit Plan.

Share Incentive Plans and Other Stock Based Plans of DundeeWealth

During the first six months of 2008, DundeeWealth recognized stock based compensation expense of $11,520,000 (2007 –$7,997,000) in respect of these share incentive arrangements.  As at June 30, 2008, DundeeWealth had granted 7,575,960 (December 31, 2007 – 8,040,089) options at a weighted average exercise price of $9.18 (December 31, 2007 – $9.15) of which 5,963,625 (December 31, 2007 – 5,532,812) were exercisable at June 30, 2008.  At June 30, 2008, DundeeWealth had granted awards for the future issuance of 2,522,266 common shares of DundeeWealth, which issuance is conditional on certain criteria being met, and it had granted an aggregate of 831,428 deferred share units.

In addition, DundeeWealth has extended loans to individual employees to purchase common shares of DundeeWealth pursuant to the terms of its share loan plan.  At June 30, 2008, the fair value of collateral pledged as security against share loans receivable of $33,700,000 was $27,410,000 (December 31, 2007 - $40,929,000).

DUNDEE CORPORATION

Stock Option Plan of Eurogas

As at June 30, 2008, Eurogas had 5,005,000 (December 31, 2007 – 6,005,000) options outstanding at a weighted average exercise price of $1.23 (December 31, 2007 – $1.27) of which 4,115,000 (December 31, 2007 – 3,321,667) stock options were exercisable at June 30, 2008.  In addition, Eurogas had 315,000 (December 31, 2007 – 175,000) outstanding awards pursuant to its deferred share unit plan.  Compensation expense of $524,000 (June 30, 2007 – $848,000) was recognized in respect of Eurogas’ stock option arrangements and deferred share unit arrangements.  In addition, during the three and six months ended June 30, 2008, Eurogas capitalized compensation costs of $42,000 (2007 - $379,000) and $90,000 (2007 - $477,000) respectively, to its oil and gas properties.

Stock Based Compensation, Dundee Realty

As part of the restructuring of Dundee Realty completed in 2006, the non-controlling shareholder of Dundee Realty was granted an option through the issuance of a class of Dundee Realty shares that will enable the non-controlling shareholder to acquire additional shares of Dundee Realty over a six-year period at a cost of approximately $10,700,000.  If exercised, the option purchase will increase the non-controlling shareholder’s interest from 22% to 30%.  The option purchase will vest in equal annual installments over the six-year period and is subject to the non-controlling shareholder remaining an employee of Dundee Realty.  During the three month period ended June 30, 2008, Dundee Realty realized stock based compensation expense of $62,000 (2007 -$132,000) in respect of option arrangements and recognized compensation expense of $123,000 (2007 - $264,000) for the six months ended June 30, 2008.

14.

CONTINGENCIES AND COMMITMENTS

There have been no substantive changes to the description and nature of contingencies and commitments from those described in note 19 to the 2007 Audited Consolidated Financial Statements.

15.

FINANCIAL INSTRUMENTS

Fair Value of Available-for-Sale (“AFS”) Financial Assets

AFS securities are generally carried at fair values with unrealized gains and losses being included in accumulated other comprehensive income (“AOCI”).  Where available, fair value is determined using quoted market prices from active markets.  Fair value for collateralized corporate loan obligations (“CLOs”) and other structured products, for which market quotations are not readily available, is provided by the third party underwriter of the financial instrument in the form of an indicative bid value or, where available, the most recent trading price of such individual security.  The selling dealer uses a valuation model that incorporates prevailing primary and secondary market conditions and deal specific parameters.  This valuation model is based, in part, on assumptions that may not be supported by observable market prices or rates.  Indicative bid values provided are independently assessed by qualified professionals to ensure that they are reasonable.  Equity securities without active markets may be valued at cost.

The Company’s approach to estimating fair value of non-bank sponsored third party asset-backed commercial paper (“ABCP”) consisted of a review of the asset classes, a review of the information concerning the particular conduits that it owns and a series of proxies and industry information in determining the values to be used for financial reporting. Fair value of the underlying assets is affected by a wide variety of factors including, but not limited to, changes in corporate credit spreads, changes in credit correlation, current and expected default and delinquency experience for assets underlying the affected ABCP, weighted average life of the assets, vintage of asset origination and global pricing of structured finance assets.  Some observable market indices that were utilized in this approach included: tracking the changes in spreads for the investment grade North American Credit Index and its European counterpart, obtaining pricing of CDOs for asset-backed securities and market prices for reference portfolios of various asset classes such as commercial mortgages, lines of credit, equipment leases, auto leases and trade receivables.  However, this valuation technique also required making various assumptions that may not be supported by observable market prices or rates.  The valuation approach was performed by asset class, breaking down the assets into leveraged and unleveraged categories.

DUNDEE CORPORATION

Fair Value of Financial Instruments

With the exception of the Company’s preference shares, Series 1 and preference shares issued by DundeeWealth, all of the Company’s financial instruments are recorded on the consolidated balance sheet at carrying values that are representative of, or approximate, fair value.  At June 30, 2008, the preference shares issued by DundeeWealth had a carrying value of $152,817,000 (2007 - $152,655,000) and a fair value based on market prices at that date of $132,966,000 (2007 - $143,175,000).  At June 30, 2008, the Company’s preference shares, Series 1 had a carrying value of $147,196,000 (2007 - $147,020,000) and a fair value based on market prices at that date of $121,200,000 (2007 - $120,960,000).

Risk Management

Detailed qualitative disclosures on financial instruments are included in the “Managing Risk” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2007 on pages 38 to 46 and in note 23 to the 2007 Audited Consolidated Financial Statements.

Market Risk

Market risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market prices.  For purposes of this disclosure, the Company segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair Value Risk

Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange currency rates, because of changes in market prices.  Fair value changes may be experienced in a single financial instrument, or in a series of financial instruments in a particular industry sector, or in financial instruments globally as a result of adverse changes in capital markets.  The Company incurs fair value risk directly through its trading positions and portfolio of AFS securities, and indirectly through movements in Assets under Management (“AUM”) and Assets under Administration (“AUA”). The Company’s fair value risk exposure and related risk management controls and procedures are discussed in the “Creating, Attracting and Retaining AUM and AUA” section and the “Market Risk in Trading and Investments” section on page 39 of the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2007.

The following table illustrates the Company’s financial instruments which are recorded on the consolidated balance sheet at fair value and are exposed to fair value risk.  The table demonstrates the sensitivity of the Company’s earnings before taxes and OCI before taxes, net of associated expenses, for the three and six months ended June 30, 2008 to reasonably possible changes in fair value of those instruments.  Amounts illustrated are before providing for allocation of earnings or OCI to non-controlling interests.

DUNDEE CORPORATION

Earnings before taxes and other comprehensive income before taxes, net of associated expenses, for the three and six months ended June 30, 2008

		Effect of 3%	Effect of 3%
		absolute change in	absolute change in
		fair value on	fair value on
	Carrying	earnings before	other comprehensive
	value	taxes	income (i)

Trading securities owned, net of trading securities sold short	$ 101,597	$ 2,491	$ n/a

Available for sale- securities (ii)
Asset-backed commercial paper	207,420	n/a	6,223	(iii)
Collateralized loan obligations and other structured products	64,710	n/a	1,941
Mutual funds investments managed by a subsidiary	89,887	n/a	2,697
Other portfolio investments	124,668	n/a	3,740

  (i)

Before taxes

 (ii)

Other-than-temporary impairments in the fair value of available-for-sale securities would be recorded in net earnings

(iii)

In the first quarter of 2008, the change in the fair value related to ABCP was considered an other-than-temporary impairment and was therefore charged to net earnings.  There was no adjustment to fair value in the second quarter of 2008.

See “Market Risks in Assets under Management and Assets under Administration” section below for a discussion of the Company’s exposure to fair value fluctuations in AUM and AUA.

The Company also incurs fair value risk in its Exchangeable Debentures (note 9).  The carrying value of the Exchangeable Debentures is adjusted in the consolidated financial statements to reflect the market value of the underlying Dundee REIT units, provided that such adjustment does not result in a carrying value that is below the principal value of the Exchangeable Debentures outstanding.  Any change in the carrying value of the Exchangeable Debentures resulting from such adjustments is recorded in net earnings.  The impact of a 3% absolute change in the fair value of the underlying Dundee REIT units would result in a $256,000 and $377,000 change in earnings before taxes for the three and six months ended June 30, 2008, respectively.

Interest Rate Risk

Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company incurs interest rate risk through some of its portfolio of investments in trading and AFS securities including investments in ABCP and CLOs.  The risks associated with the Company’s investments in ABCP and CLOs, including the actual and potential effect on earnings before taxes and other comprehensive income (“OCI”) before taxes for the six months ended June 30, 2008, are discussed below under the “Specific Risks Associated with Operating Segments – Wealth Management” section.  The Company does not measure the effects of interest rate risk on its portfolio in isolation.

DUNDEE CORPORATION

The Company also incurs interest rate risk through its variable rate corporate debt and client account margin loans and credit balances and, to a lesser extent, cash and cash equivalents and amounts related to securities borrowing activities.  This exposure arises principally on changes in Canadian dollar, U.S. dollar and Euro based interest rates.  The Company’s exposure to interest rate risk related to its investments in CLOs is discussed below under the “Specific Risks Associated with Operating Segments – Wealth Management” section.  In general, for every 50 basis point change in market interest rates, earnings before taxes and non-controlling interest related to variable rate corporate debt (excluding real estate debt) for the three and six months ended June 30, 2008 would change by approximately $126,000 and $274,000, respectively.  In general, for every 50 basis point change in market interest rates, earnings before taxes related to client account margin loans and credit balances for the three and six months ended June 30, 2008 would change by approximately $46,000 and $95,000, respectively. The Company’s exposure to its variable rate real estate debt is discussed below under the “Specific Risks Associated with Operating Segments – Real Estate” section.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company incurs currency risk primarily on its U.S. dollar and Euro denominated CLOs and DundeeWealth’s $500,000,000 revolving term credit facility to the extent that it is drawn in U.S. dollars and Euros.  The Company’s exposure to currency risk related to its investments in CLOs is discussed below under the “Specific Risks Associated with Operating Segments – Wealth Management” section.  DundeeWealth’s exposure to currency risk related to its foreign denominated debt is illustrated in the following tables, which demonstrate the sensitivity of earnings before taxes and non-controlling interest to a reasonably possible change in U.S. dollar and Euro exchange rates, with all other variables held constant.  The effect on earnings before taxes reflects (i) the revaluation of the debt at June 30, 2008 using a revised spot rate and (ii) the effect of a revised average quarterly exchange rate used to translate the related interest expense for the three and six months ended June 30, 2008.

Earnings before taxes for the six months ended June 30, 2008

Effect on earnings before taxes
assuming an absolute 3% change
in exchange rates
U.S. dollars	$1,314
Euros	$381

Earnings before taxes for the three  months ended June 30, 2008

Effect on earnings before taxes
assuming an absolute 3% change
in exchange rates
U.S. dollars	$1,296
Euros	$376

DundeeWealth’s brokerage subsidiary enters into forward foreign exchange contracts to manage currency risk on pending securities settlements in currencies other than the Canadian dollar.  At June 30, 2008, the notional value of outstanding forward foreign exchange contracts was $285,958,000.  DundeeWealth does not apply the principles of hedge accounting to these contracts and therefore, changes in the fair value of these derivatives, which are caused by fluctuations in foreign exchange rates, are recorded in earnings during the period in which they occur.  Given the short-term nature of these derivatives, any changes in fair value stemming from reasonably possible changes in foreign exchange rates would have a nominal effect on earnings before taxes for the three and six months ended June 30, 2008.

DUNDEE CORPORATION

Market Risk in Assets under Management and Assets under Administration

DundeeWealth’s exposure and related risk management controls and procedures are discussed in the “Market Influences” and “Creating, Attracting and Retaining AUM and AUA” sections on page 39 of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2007.

AUM are exposed to various forms of market risk, including, but not limited to, fair value risk, interest rate risk and currency risk.  These risks transfer to DundeeWealth through the generation of management fee revenues, net of associated trailer service fees, which are calculated as a percentage of the net asset value of the respective mutual fund or other discretionary portfolio being managed.  Management fee revenue also includes performance fees that DundeeWealth earns when the market appreciation of certain AUM exceeds established benchmarks.  DundeeWealth does not quantify its exposure to these risks in isolation; however, in general, for every 3% change in the net asset value of AUM, earnings before taxes and non-controlling interest, net of associated trailer service fees, for the three and six months ended June 30, 2008 would change by approximately $2,597,000 and $5,050,000 respectively, before accounting for any changes in performance fees that may be generated by such a change in fair value.

The following table, which includes a breakdown of the June 30, 2008 AUM by asset type and base currency, provides additional insight regarding DundeeWealth’s exposure to various forms of market risk.

AUM by Asset Type		AUM by Base Currency
Equity	$ 23,880,999	Canadian dollar	$ 22,553,217
Fixed income	7,590,530	U. S. dollar	5,699,739
		Other	3,218,573
Total	$ 31,471,529	Total	$ 31,471,529

The Company also incurs market risk through its exposure to fluctuations in AUA.  Adverse global market conditions may impact the Company’s AUA and net earnings through a reduction in client trading and underwriting activity. While the Company does not quantify its exposure to these risks in isolation, it does monitor AUA of $24,792,000 which directly impacts trailer fee revenue.  In general, for every 3% change in the net asset value of AUA invested in mutual funds, earnings before taxes and non-controlling interest, net of associated expenses, for the three and six months ended June 30, 2008 would change by approximately $228,000 and $452,000 respectively.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  Credit risk arises from cash and cash equivalents held with banks and financial institutions, accounts receivable, client accounts receivable and derivative financial instruments (foreign exchange forward contracts).  The maximum exposure to credit risk is equal to the carrying value of these financial instruments.

A substantial portion of the Company’s accounts receivable relates to management fees receivable from the funds managed by DundeeWealth.

Another source of credit risk to DundeeWealth arises when it extends credit to clients to purchase securities by way of margin lending.  Margin loans are due on demand and are collateralized by the financial instruments in the client’s account.  DundeeWealth faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if DundeeWealth is unable to recover sufficient value from the collateral held.  Amounts loaned to any client are limited by DundeeWealth’s credit limits which are generally more restrictive than those required by applicable regulatory policies.  To minimize financial risks associated with client margin activities, DundeeWealth applies certain credit standards, conducts ongoing financial reviews with respect to clients and monitors credit exposure to individual counterparties on an ongoing basis.

DUNDEE CORPORATION

The Company manages its credit risk in certain types of trading activities through the establishment of aggregate limits by individual counterparty, reviewing security and loan concentrations and marking to market collateral provided on certain transactions.  Additionally, the Company manages its credit risk in its real estate segment by attracting tenants and land buyers of sound financial standing, diversifying its mix of tenants and ensuring adequate security has been provided in support of loans.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.  The Company’s management of liquidity risk is discussed further in the “Cash Requirements” section on page 31 of the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2007.

The following table summarizes the maturity profile of the Company’s financial liabilities as at June 30, 2008.

	Carrying Amount	Contractual Term to Maturity
Bank indebtedness	$ 103,549	No fixed term to maturity
Accounts payable and accrued liabilities	258,667	Typically due within 20 to 90 days
Client deposits and related liabilities	765,497	Due on demand
Corporate debt (i)	521,879	Subject to term facilities (note 9)
Preference shares	147,196	Retractable by the holder after June 30, 2016
Total	$ 1,796,788

(i)

Contractual term to maturity related to the real estate debt is disclosed below under the “Specific Risks Associated with

Operating Segments – Real Estate” section.

Specific Risks Associated with Operating Segments

Wealth Management

Asset-Backed Commercial Paper

As at June 30, 2008, DundeeWealth held ABCP with a par value at maturity of $379,425,000.  In mid-August 2007, certain ABCP trusts failed to rollover their matured paper in the usual course of business, resulting in significant liquidity issues.  Affected ABCP has not traded in active markets since mid-August 2007 and there are currently no market quotations available for these securities.

On March 17, 2008, a court order was obtained through which a restructuring of affected ABCP is expected to occur under the protection of the Companies’ Creditors Arrangement Act.  On March 20, 2008, details of the proposed restructuring plan were announced.  The proposed restructuring plan contemplates that affected ABCP will be exchanged for longer-term, floating rate notes (“FRNs”) that are designed to match the maturities of the underlying assets.

The restructuring proposal pools certain assets of all the affected ABCP conduits, to be allocated on a pro-rata basis to two newly created Master Asset Vehicles referred to as MAV 1 and MAV 2.  Larger investors are expected to participate in MAV 1 which requires self-funding by participants in a margin funding facility against possible margin calls.

DundeeWealth will be an investor in MAV 2, in which a third-party funding facility will be established and generally funded by a group of third-party lenders.  MAV 2 is expected to issue Class A-1, Class A-2, Class B and Class C notes to ABCP noteholders.  Each class of notes that DundeeWealth expects to receive will be supported by a portfolio of unleveraged and leveraged corporate CDOs, traditional securitized assets and certain hybrid assets.

Trusts with ABCP supported solely by traditional securitized assets will be placed in a separate Master Asset Vehicle referred to as MAV 3 and noteholders will receive FRNs with maturities based upon the maturities of the underlying assets.  The FRNs will amortize and be repaid as assets mature or are sold.  DundeeWealth is also expected to participate in MAV 3.

DUNDEE CORPORATION

Assets in each master asset vehicle, for which the credit quality is uncertain, are designated as ineligible assets and will be supported by notes designated as IA Tracking Notes which will bear interest at the net rate of return generated by the corresponding designated tracking asset.

Based on the information statement containing details about the proposed restructuring and other public information, DundeeWealth estimates that it will receive aggregate FRNs with a face value of approximately $379,425,000  in denominations as illustrated in the table below.  The proposed rating of the restructured notes, the proposed allocation to each class of note and the associated proposed interest rates are based on information estimated by management using information currently available and may be subject to significant adjustments.

The ABCP investments held by DundeeWealth are considered AFS financial instruments for accounting purposes and must be reported at their fair value.  Fair value, among other things, is a function of the market’s perception of the risks associated with the asset.  Since these assets are not currently distributing interest and since the new restructured securities have not yet been issued, the valuation technique applied by DundeeWealth was to use publicly available information, either from DBRS or from the information statement outlining the proposed restructuring, to determine the type and characteristics of assets in each of the affected trusts.  For each major asset type held by the affected trusts, DundeeWealth then looked at market values for indices related to the asset class or to market pricing for comparable assets, if available.  This information was assessed on a transaction by transaction basis for each trust in which DundeeWealth owns affected ABCP. With this information, and the assignment of values to each asset type in each affected trust, valuations for each affected trust in which DundeeWealth holds ABCP were completed.  An overall dollar weighted average valuation across all affected trusts was then calculated.

DundeeWealth’s determination of fair value of traditional assets is primarily based on discussions with third party dealers or, where available, the most recent trading price of similar securities.  As proxy for the fair value of hybrid securitized assets, DundeeWealth considered credit indices on structured finance products including the ABX, TABX and CMBX indices.

DUNDEE CORPORATION

Fair value of leveraged and unleveraged corporate CDOs is determined using a pricing model which requires inputs of initial and current credit spreads, a risky annuity and a leverage factor.  As credit spread levels increase, the fair value of ABCP will decline, assuming all other variables are held constant.  Similarly, a decrease in credit spread levels will result in an increase in the fair value of the ABCP, keeping all other variables constant.  Changes in the fair value caused by credit spreads will be magnified by the applicable leverage for each corporate CDO.

The same factors affecting the underlying prices and credit quality of the assets in ABCP may also have a direct bearing on the pricing and credit quality of the restructured notes, if and when issued.

DundeeWealth has recorded a fair value adjustment of $171,092,000 in the aggregate against the carrying value of affected ABCP of which $75,885,000 was recorded in the first quarter of 2008, with the balance of $95,207,000 having been recorded in the prior year. This equates to approximately 45% of the par value of ABCP held.  As ABCP conduits have failed to meet their scheduled maturities and interest payments to noteholders during this standstill period, DundeeWealth has determined that this amount reflects an other-than-temporary impairment of ABCP investments and therefore realized this adjustment in net earnings.  DundeeWealth has not made any adjustment to the fair value of its ABCP during the second quarter of 2008 as the fair value of the ABCP, as determined by DundeeWealth, has not changed significantly.

On April 25, 2008, existing noteholders were asked to vote on the restructuring plan.  Almost 96% of noteholders voted in favour of the plan.  However, a number of corporate investors have petitioned the Ontario Superior Court, challenging the legality of certain releases which, amongst other limitations, restrict their ability to sue those financial institutions which originally sold them the ABCP.  Those financial institutions are also instrumental in providing margin funding under the restructuring plan and have stated that if the releases are removed, they will withdraw their support of the restructuring plan.  At a fairness hearing on May 2, 2008, the Court asked corporate noteholders for details of any contemplated lawsuits before ruling.  Asset providers were also asked to extend their standstill agreement from April 30, 2008 to May 9, 2008.  After a series of subsequent stay orders, the Ontario Superior Court approved the restructuring plan on June 5, 2008, as amended by an amended sanction order on June 18, 2008.  Following this decision, a number of corporate investors in ABCP filed for leave to appeal to the Court of Appeal for Ontario.  The matter is currently before the Court of Appeal for Ontario and, pursuant to an order dated July 25, 2008, the stay of proceedings has now been extended to August 31, 2008.  The extent and scope of the delay is not known at this time and will depend on how actively certain ABCP noteholders wish to pursue the issue of the scale and scope of releases as part of the restructuring plan.  There are also risks that if the releases are made more restrictive, or if there are concerns about their enforceability, the plan participants may not accept the plan, potentially causing the restructuring to fail.  The extent of these risks is not known at this  time.

While DundeeWealth’s valuation technique as at June 30, 2008 as outlined above has taken into account the likelihood of the proposed restructuring being implemented and the reduced liquidity and pricing information impacting certain asset classes as at that date, there is no assurance that the pricing of these assets will not increase or decline in future periods, nor is there any guarantee of a successful restructuring, or that following any potential restructuring, the conduits will trade at a different market value.  Furthermore, if conduit notes trade, either in their original form or in a restructured form, there is no assurance that their trading value will be equivalent to their market value.  As a result of these uncertainties, and the fact that the Company’s valuation methodology was based on incomplete information, these estimates may change materially in subsequent reporting periods.

Collateralized Loan Obligations

As at June 30, 2008, DundeeWealth held 27 positions in CLOs, including U.S. dollar denominated CLOs with a par value of US$88,550,000 and Euro denominated CLOs with a par value of €15,500,000.  The CLOs are collateralized by a diversified portfolio of senior secured first-lien corporate loans and are, for the most part, unlevered.  Of the 27 positions held, five were rated BBB, 12 were rated BB and the remaining 10 positions were investments in equity tranches.

DUNDEE CORPORATION

For the three and six months ended June 30, 2008, DundeeWealth earned investment income from its portfolio of CLO investments, before non-controlling interest, of approximately $3,439,000 and $6,777,000, respectively.  Included in AOCI is a fair value adjustment in OCI of $6,486,000 and $21,878,000, respectively, relating to the decline in the fair value of the portfolio during the three and six months ended June 30, 2008, before non-controlling interest.  As there has been no default in scheduled interest payments and as DundeeWealth has both the ability and intent to continue to hold its CLO portfolio until the amortized cost is recovered, it continues to report the fair value adjustment in AOCI.

DundeeWealth incurs interest rate risk and currency risk related to its portfolio of CLO investments.  The following tables demonstrate the sensitivity of the Company’s earnings before taxes and OCI before taxes and non-controlling interest, for the three and six months ended June 30, 2008, to reasonably possible changes in market interest rates and foreign exchange rates.  The foreign exchange rate portion of the table reflects the effect of the revaluation of the CLOs at June 30, 2008 using a revised spot rate which is reflected in OCI and the effect of a revised average quarterly exchange rate used to translate the related investment income which is reflected in net earnings.

Earnings before taxes and other comprehensive income before taxes, for the six months ended June 30, 2008

	Effect on earnings before taxes	Effect on earnings before taxes	Effect on other comprehensive
	assuming 50 basis point absolute	assuming an absolute 3% change	income before taxes assuming an
	change in market interest rates	in foreign exchange rates	absolute 3% change in exchange rates
U.S. dollars	$ 160	$ 158	$ 1,482
Euros	$ 21	$ 45	$ 459

Earnings before taxes and other comprehensive income before taxes, for the three months ended June 30, 2008

	Effect on earnings before taxes	Effect on earnings before taxes	Effect on other comprehensive
	assuming 50 basis point absolute	assuming an absolute 3% change	income before taxes assuming an
	change in market interest rates	in foreign exchange rates	absolute 3% change in exchange rates
U.S. dollars	$ 81	$ 78	$ 1,482
Euros	$ 11	$ 25	$ 459

DundeeWealth has borrowed in U.S. and Euro currencies in order to economically protect itself against foreign exchange fluctuations in its foreign-denominated CLO investments.  At June 30, 2008, approximately 49% of U.S. dollar denominated CLOs and 50% of Euro denominated CLOs were economically hedged using foreign-currency-denominated debt.  DundeeWealth has elected not to apply hedge accounting to these strategies.  As a result, the effect of changes in foreign exchange rates relating to amounts borrowed to acquire these assets is reflected in net earnings while the same effect of changes in foreign exchange rates to the fair  value of CLOs is reflected in OCI.

Real Estate

Real estate debt included in the Company’s real estate segment creates specific interest rate risk and liquidity risk.  In addition, the foreign exchange forward contract in the real estate segment creates currency risk.

Interest Rate Risk

The Company incurs interest rate risk through the real estate segment’s variable rate real estate debt.  This exposure arises principally on changes in Canadian dollar interest rates.  In general for every 1% change in market interest rates, earnings before taxes related to variable rate real estate debt for the three and six months ended June 30, 2008 would change by approximately $152,000 and $303,000 respectively.

DUNDEE CORPORATION

Liquidity Risk

The following table summarizes the scheduled principal repayments and debt maturities in respect of real estate debt.

Principal Repayments	Mortgages	Demand Revolving Credit Facilities	Land Mortgages	Housing Advances	Term Debt	TOTAL
2008	$ 3,130	$ 56,908	$ 8,736	$ 28,616	$ -	$ 97,390
2009	774	-	12,631	59,745	690	73,840
2010	805	-	3,827	14	523	5,169
2011	841	-	753	3,435	561	5,590
2012	887	-	803	1,528	603	3,821
2013 and thereafter	30,399	-	135	-	1,136	31,670
TOTAL	$ 36,836	$ 56,908	$ 26,885	$ 93,338	$ 3,513	$ 217,480
Adjusted for:
Acquisition date fair value debt adjustment						(2,102)
Deferred financing						(275)
As at June 30, 2008						$ 215,103

Currency Risk

The Company’s real estate segment has entered into a foreign exchange forward contract to purchase a total of US$13,464,000 of currency at specific dates commencing on September 2, 2008 and ending on February 1, 2010.  The foreign exchange forward contract hedges the real estate segment’s exposure to foreign currency risk related to its future funding obligations for capital projects.  As of June 30, 2008, there is no ineffectiveness relating to this hedging relationship, therefore no amount of gain or loss was recognized in net earnings for the period.  As determined using a derivative valuation model, a 3% change in foreign exchange rates would result in a $0.4 million adjustment to OCI before non-controlling interests.

Resources

The Company does not incur significant market risk, credit risk or liquidity risk through its resources segment.  Financial instruments within the resources segment are recorded on the consolidated balance sheet at carrying values that are representative of, or approximate, fair value.

Equity Accounted Investments

The various risk factors discussed above may impact the Company’s equity accounted investments and therefore impact future net earnings and OCI.  The Company, however, does not measure or monitor these risks in isolation.

16.

CAPITAL DISCLOSURES

The Company defines the capital that it manages as the aggregate of its shareholders’ equity and interest bearing debt, including outstanding preference shares. The following table summarizes the carrying value of the Company’s capital as at June 30, 2008.

Type of capital	Carrying amount
Shareholders' equity	$ 1,079,547
Corporate debt	521,879
Preference shares	147,196
$ 1,748,622

DUNDEE CORPORATION

The Company’s objectives when managing capital include (i) ensuring that the Company and all of its regulated entities meet relevant regulatory capital requirements; (ii) ensuring that the Company is able to meet its financial obligations as they become due, whilst ensuring compliance with all applicable debt covenants; (iii) ensuring that the Company has sufficient capital to manage the land and housing business in the real estate segment and the exploration and development activities in the resources segment; (iv) ensuring that the Company has sufficient capital available to benefit from acquisition opportunities, should they arise; and (v) ensuring adequate returns for shareholders.

Certain of the Company’s subsidiaries are subject to regulatory capital requirements as described in the “Cash Requirements” section on page 31 of the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2007.  As at June 30, 2008, the Company was in compliance with all regulatory capital requirements and all debt covenants.

17.

INCOME TAXES

The Company’s income tax provision differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate as a result of the following:

For the six months ended June 30,
	2008	2007
Anticipated income tax (recovery) provision based on a combined Canadian federal and provincial
statutory income tax rate of 33% (2007 - 36%)	$ (7,725)	$ 60,345
Net non deductible items	8,112	5,927
Non taxable dilution (gains) losses	488	(21,794)
Change in valuation allowance	(1,530)	246
Tax expense (benefit) of change in substantively enacted tax rates	2,767	(1,876)
Net income tax benefits not previously recognized	(750)	(1,078)
Other	1,438	101
Income tax provision	$ 2,800	$ 41,871

18.

BUSINESS ACQUISITIONS COMPLETED SUBSEQUENT TO JUNE 30, 2008

Acquisition of Aurion Capital Management Inc. (“Aurion”)

In July 2008, DundeeWealth entered into a share purchase agreement to acquire 60% of Aurion, an institutional money manager with AUM of $4.6 billion.  The aggregate purchase price was $25,950,000 including cash of $6,450,000, 1,417,582 common shares of DundeeWealth with a value of $19,350,000, and transaction costs of $150,000.  The remaining 40% of Aurion will continue to be held by the key employees of Aurion subject to the terms of a shareholders’ agreement.

Approximately 35% of the cash and common shares issued as consideration for the purchase have been placed into escrow, to be released on the three year anniversary of the acquisition, contingent on the retention of certain key employees and AUM of Aurion.

Acquisition of BHR Fund Advisors, L.P. (“BHR”)

In July 2008, DundeeWealth entered into a partnership interest purchase agreement to acquire 89% of BHR, a U.S. based mutual fund manager and distribution platform.  The aggregate purchase price was US$3,217,000 of which US$2,217,000 was paid in cash at closing.  DundeeWealth has withheld US$1,000,000 of the aggregate purchase price to be released on or prior to June 30, 2009, contingent on assets of BHR achieving certain thresholds.  Transaction costs in respect of this acquisition were $60,000.

DUNDEE CORPORATION

Allocation of the Purchase Price

The purchase price, net of any contingent consideration, is being assigned to the assets and liabilities acquired based on their estimated fair values using information currently available, and is subject to revision.  Institutional management contracts acquired will be amortized over their estimated life of ten years.

	Aurion	BHR	Total
Net assets acquired
Institutional management contracts	$ 16,417	$ -	$ 16,417
Other net assets	503	(153)	350
Future income tax liabilities	(4,937)	-	(4,937)
	$ 11,983	$ (153)	$ 11,830
Aggregate purchase price
Cash	$ 6,450	$ 3,276	$ 9,726
Common shares	19,350	-	19,350
Transaction costs	150	60	210
Less: Contingent consideration	(9,030)	(1,018)	(10,048)
	$ 16,920	$ 2,318	$ 19,238
Excess of the purchase price over net assets acquired
assigned to the value of goodwill	$ 4,937	$ 2,471	$ 7,408

DUNDEE CORPORATION

19.

SEGMENTED INFORMATION

Segmented (Loss) Earnings for the six months ended June 30, 2008 and 2007

	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
For the six months ended June 30,	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
SEGMENTED OPERATIONS
Revenues	$ 446,279	$ 462,625	$ 99,625	$ 148,381	$ 2,694	$ 362	$ 8,357	$ 7,650	$ (5,953)	$ (5,714)	$ 551,002	$ 613,304
Expenses	411,426	415,785	78,656	104,140	4,445	5,769	10,173	16,976	(7,589)	(7,350)	497,111	535,320
Fair Value adjustment on available-for-sale securities	75,885	-	-	-	-	-	-	-	-	-	75,885	-
Gain on exchangeable debentures	-	-	-	-	-	-	(849)	(2,316)	-	-	(849)	(2,316)
OPERATING (LOSS) EARNINGS	(41,032)	46,840	20,969	44,241	(1,751)	(5,407)	(967)	(7,010)	1,636	1,636	(21,145)	80,300
Equity earnings	-	-	854	9,587	2,842	20,118	-	97	-	-	3,696	29,802
(LOSS) EARNINGS BEFORE
UNDERNOTED ITEMS	(41,032)	46,840	21,823	53,828	1,091	14,711	(967)	(6,913)	1,636	1,636	(17,449)	110,102
Non-controlling interest	17,467	(11,517)	(3,007)	(5,314)	416	765	-	-	-	-	14,876	(16,066)
NET (LOSS) EARNINGS BEFORE
NON-SEGMENTED ITEMS	(23,565)	35,323	18,816	48,514	1,507	15,476	(967)	(6,913)	1,636	1,636	(2,573)	94,036
Dilution (loss) gains											(4,375)	60,339
Income tax provision											(2,800)	(41,871)
NET (LOSS) EARNINGS	(23,565)	35,323	18,816	48,514	1,507	15,476	(967)	(6,913)	1,636	1,636	(9,748)	112,504
NET (LOSS) EARNINGS FROM CONTINUING OPERATIONS	(23,565)	35,323	18,816	48,514	1,507	15,476	(967)	(6,913)	1,636	1,636	(9,748)	112,504
Earnings (loss) from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	69	(848)	-	-	-	-	-	-	-	-	69	(848)
Share of earnings of discontinued operations of
Dundee REIT, net of tax	-	-	-	2,157	-	-	-	-	-	-	-	2,157
NET (LOSS) EARNINGS FOR THE PERIOD	$ (23,496)	$ 34,475	$ 18,816	$ 50,671	$ 1,507	$ 15,476	$ (967)	$ (6,913)	$ 1,636	$ 1,636	$ (9,679)	$ 113,813

Segmented Assets as at June 30, 2008 and December 31, 2007

	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Cash and cash equivalents	$ 117,314	$ 82,411	$ 25,062	$ 36,729	$ 4,216	$ 6,383	$ 1,177	$ 1,392	$ -	$ -	$ 147,769	$ 126,915
Goodwill	385,820	402,792	-	-	-	-	9,036	9,036	-	-	394,856	411,828
Other assets	2,072,660	1,881,920	664,332	671,808	391,576	349,542	60,993	167,083	-	-	3,189,561	3,070,353
TOTAL ASSETS	$ 2,575,794	$ 2,367,123	$ 689,394	$ 708,537	$ 395,792	$ 355,925	$ 71,206	$ 177,511	$ -	$ -	$ 3,732,186	$ 3,609,096

DUNDEE CORPORATION

Segmented (Loss) Earnings for the three months ended June 30, 2008 and 2007

(in thousands of Canadian dollars)
	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
For the three months ended June 30,	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
SEGMENTED OPERATIONS
Revenues	$ 234,018	$ 233,585	$ 49,112	$ 78,392	$ 2,151	$ (180)	$ 3,706	$ 3,705	$ (2,935)	$ (2,912)	$ 286,052	$ 312,590
Expenses	206,820	210,113	38,534	55,292	2,711	3,352	5,929	9,166	(3,753)	(3,730)	250,241	274,193
(Gain) loss on exchangeable debentures	-	-	-	-	-	-	(342)	4,390	-	-	(342)	4,390
OPERATING EARNINGS (LOSS)	27,198	23,472	10,578	23,100	(560)	(3,532)	(1,881)	(9,851)	818	818	36,153	34,007
Equity earnings	-	-	214	(4,988)	3,822	14,799	-	-	-	-	4,036	9,811
EARNINGS (LOSS) BEFORE
UNDERNOTED ITEMS	27,198	23,472	10,792	18,112	3,262	11,267	(1,881)	(9,851)	818	818	40,189	43,818
Non-controlling interest	(8,119)	(5,992)	(1,650)	(3,277)	201	595	-	-	-	-	(9,568)	(8,674)
NET EARNINGS (LOSS) BEFORE
NON-SEGMENTED ITEMS	19,079	17,480	9,142	14,835	3,463	11,862	(1,881)	(9,851)	818	818	30,621	35,144
Dilution (loss) gains											(4,798)	3,263
Income tax provision											(19,238)	(21,373)
NET EARNINGS (LOSS)	19,079	17,480	9,142	14,835	3,463	11,862	(1,881)	(9,851)	818	818	6,585	17,034
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	19,079	17,480	9,142	14,835	3,463	11,862	(1,881)	(9,851)	818	818	6,585	17,034
Earnings from discontinued operations of DundeeWealth,
net of tax and non-controlling interest	-	1,422	-	-	-	-	-	-	-	-	-	1,422
Share of earnings of discontinued operations of
Dundee REIT, net of tax	-	-	-	1,074	-	-	-	-	-	-	-	1,074
NET EARNINGS (LOSS) FOR THE PERIOD	$ 19,079	$ 18,902	$ 9,142	$ 15,909	$ 3,463	$ 11,862	$ (1,881)	$ (9,851)	$ 818	$ 818	$ 6,585	$ 19,530

20.

BUSINESS COMBINATIONS COMPLETED IN THE

COMPARATIVE 2007 PERIOD

Dynamic Funds International SA

In June 2007, a subsidiary of DundeeWealth acquired Dynamic Funds International SA (formerly VMR Fund Management SA), a fund management company with AUM at the time of acquisition of approximately $69,000,000.  The aggregate cash purchase price was $1,319,000 of which $218,000 was allocated to the cost of the investment management contracts and $980,000 was recorded as goodwill.  The investment management contracts acquired were determined to have an indefinite life and the related intangible asset is not subject to amortization.

Step Acquisition in DWM Inc. (“DWM”) by DundeeWealth

In February 2007, DundeeWealth purchased the 16.3% non-controlling interest in DWM previously held by Caisse de dépôt et placement du Québec (“CDP”) and DWM became a wholly-owned subsidiary of DundeeWealth.  As a result of the transaction, the shareholders’ agreement relating to DWM was terminated.  DundeeWealth accounted for the transaction as a step acquisition of DundeeWealth’s interest in DWM and the aggregate purchase price, after elimination of the non-controlling interest, was allocated to net assets acquired based on their estimated fair value on the date of acquisition.

The aggregate purchase price was $330,995,000, being the sum of the $154,500,000 cash paid to the non-controlling shareholder, the value of the 11,000,000 common shares of DundeeWealth issued to the non-controlling shareholder and transaction costs of $605,000.  The purchase price, as detailed in the following table, was assigned to the assets and liabilities acquired.  The investment management contracts have an indefinite life and are therefore not subject to amortization.

Net assets acquired
Investment management contracts	$ 203,150
Other net assets	129,275
Future income tax liabilities	(67,040)
$ 265,385
Aggregate purchase price
Cash	$ 154,500
Common shares	$ 175,890
Transaction costs	605
$ 330,995
Excess of the purchase price over net assets acquired assigned to the value of goodwill	$ 65,610

Dilution Gains Resulting from Equity Transactions in Subsidiaries

During the first six months of 2007, DundeeWealth issued 11,000,000 common shares from treasury to non-controlling interest pursuant to a step acquisition in DWM, and also issued common shares to non-controlling interest under the terms of its share incentive arrangements.  As a result of these transactions, the Company's interest in DundeeWealth was diluted from 62.9% at December 31, 2006 to approximately 56.3% at June 30, 2007.  In accordance with Canadian GAAP, the Company was considered to have disposed of approximately 6.6% of its interest in DundeeWealth, resulting in a dilution gain of $59,706,000, of which $2,875,000 was recognized in the second quarter of the prior year.  Equity transactions completed by the Company's resources and real estate segments resulted in additional dilution gains of $633,000, including $388,000 recognized in the second quarter of the prior year.

DUNDEE CORPORATION

21.

FUTURE ACCOUNTING CHANGES

Goodwill and Intangible Assets

In February 2008, the CICA Accounting Standards Board issued section 3064 “Goodwill and Intangible Assets”, which provides extensive guidance on when expenditures qualify for recognition as intangible assets and clarifies the fact that costs can be deferred only when they relate to an item that meets the definition of an asset.  The new standard is effective for the Company beginning in the first quarter of 2009.  The Company is currently assessing the impact of this new accounting standard.

International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards ("IFRS") effective in calendar year 2011, with early adoption allowed starting in calendar year 2009.  IFRS uses a conceptual framework similar to Canadian GAAP, but there may be significant differences on recognition, measurement and disclosure that may materially impact the Company's consolidated financial statements.

The implementation of IFRS will apply to the Company's interim and annual financial statements beginning on or after January 1, 2011, including the restatement of comparative amounts for 2010.  As a result, the Company has established an IFRS implementation committee with a mandate to oversee the conversion process, including any impact that the conversion may have on business practices, systems and internal controls over financial reporting.  The implementation committee will be initiating an analysis of the differences between IFRS and the Company's current accounting policies, as well as an assessment of the impact of various accounting alternatives offered pursuant to IFRS.  The implementation committee is also designing an education program for key employees responsible for financial reporting.

22.

SUBSEQUENT EVENT

On July 10, 2008, Eurogas announced it would complete a restructuring plan that would allow for 100% of the common shares of Eurogas International Inc., (“EII”), a wholly-owned subsidiary, to be distributed as a dividend-in-kind to all shareholders on a pro rata basis of one EII common share for each five Eurogas common shares held.  EII holds Eurogas’ interest in the 1.0 million acre Sfax permit.  On August 5, 2008, Eurogas completed the distribution of 31,143,635 shares of EII.  The EII shares are being held in escrow pending a public listing of EII shares which is currently underway.

DUNDEE CORPORATION